As filed with the Securities and Exchange Commission on June 30, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------
                                    FORM 20-F
                                   -----------


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14479

                                   -----------

                      TELE NORTE CELULAR PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

             Tele Norte Cellular Holding Company                             The Federative Republic of Brazil
       (Translation of Registrant's Name into English)                (Jurisdiction of Incorporation or Organization)

                                   -----------

                        SCN, Quadra 3, Bloco A, Sobreloja
                         70713-000 Brasilia, DF, Brazil
                    (Address of Principal Executive Offices)

                                   -----------


                  Securities registered or to be registered pursuant to Section 12(b) of the Act:

                     Title of Each Class                              Name of Each Exchange On Which Registered
                     -------------------                              -----------------------------------------
          Preferred Shares, without par value*                                  New York Stock Exchange
          American Depositary Shares, each                                      New York Stock Exchange
          representing 50,000 Preferred Shares

---------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

               124,369,030,532 Common Shares, without par value
               210,029,997,060 Preferred Shares, without par value

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes _X_  No ___

            Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 ___ Item 18 _X_

================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
                                     PART I
Item 1.  Description of Business................................................................................1
Item 2.  Description of Property...............................................................................18
Item 3.  Legal Proceedings.....................................................................................18
Item 4.  Control of Registrant.................................................................................20
Item 5.  Nature of Trading Market..............................................................................21
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders....................................23
Item 7.  Taxation..............................................................................................24
Item 8.  Selected Financial Data...............................................................................29
Item 9.  Management's Discussion and Analysis of Financial Condition and Results of Operations.................31
Item 9A. Quantitative and Qualitative Disclosures About Market Risk............................................38
Item 10. Directors and Officers of Registrant..................................................................39
Item 11. Compensation of Directors and Officers................................................................42
Item 12. Options to Purchase Securities from Registrant or Subsidiaries........................................42
Item 13. Interest of Management in Certain Transactions........................................................42

                                     PART II

Item 14. Description of Securities to be Registered............................................................42

                                    PART III

Item 15. Defaults upon Senior Securities.......................................................................42
Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds..............43

                                     PART IV

Item 17. Financial Statements..................................................................................43
Item 18. Financial Statements..................................................................................43
Item 19. Financial Statements and Exhibits.....................................................................43

Index of Defined Terms.........................................................................................44
Technical Glossary.............................................................................................45

     Tele Norte Celular Participacoes S.A. ("Tele Norte Celular"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to in this Annual Report as the "Registrant." Its subsidiaries are referred to as the "Subsidiaries." The Registrant and the Subsidiaries are referred to collectively as the "Company." The Registrant is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A.
- Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company controlled by Telebras (collectively, the "Predecessor Companies"). References to the operations of the Company, prior to January 1998, are to the cellular operations of the Predecessor Companies. See "Description of Business - Historical Background."

     References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 50,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     References in this Annual Report to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

     The consolidated financial statements of the Company as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Consolidated Financial Statements and other financial information as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize the effects of inflation. The Consolidated Financial Statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral). Consolidated financial statements prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") have been published in Brazil.

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 15-18 herein, include those resulting from the short history of the Company as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 44 lists those terms and where they are defined. The "Technical Glossary" that begins on page 45 provides definitions of certain technical terms used herein.

                                     PART I

Item 1.    Description of Business

     The Company provides cellular telecommunications services in the Brazilian States of Para, Amazonas, Maranhao, Amapa, and Roraima (the "Region") under concessions from the Federal Government (the "Concessions"). Cellular telecommunications services were first offered by one of the Predecessor Companies in the State of Maranhao in April 1994, and the Company is the only provider of cellular telecommunications services in the Region. At December 31, 1998, the Company had approximately 218,600 subscribers.

The Registrant and its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues and net income for the year ending December 31, 1998 and the Registrant's ownership in each Subsidiary at December 31, 1998.

                                           Contribution to consolidated results       Registrant's ownership
                                           ------------------------------------   ------------------------------
                                            % of net operat-        % of net      % of share         % of voting
Subsidiary                                    ing revenues           income         capital             stock
----------                                 -----------------        --------      ----------         -----------
Telepara Celular S.A...............             36.5                  25.0          69.04               96.58
Telamazon Celular S.A..............             36.3                  36.0          80.26               84.13
Telma Celular S.A..................             18.2                  24.7          66.79               82.79
Teleamapa Celular S.A..............              5.3                   8.3          90.64               94.45
Telaima Celular S.A................              3.7                   6.0          86.91               95.08

     Substantially all of the Registrant's assets other than cash consist of shares in the Subsidiaries. The Registrant relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Registrant's headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja, 70713-000 Brasilia-DF, Brazil, and its telephone number is 5561-429-5600.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes-ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the New Holding Companies. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of eight regions (each a "Cellular Region"), (b) three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a "Fixed-Line Region") and (c) Embratel Participacoes S.A. - Embratel ("Embratel"), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

     The Registrant is one of the New Holding Companies. In the Breakup, the Registrant was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications services in the States of Para, Maranhao, Roraima, Amapa, and Amazonas. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Registrant, to private-sector buyers. The Federal Government's common shares of the Registrant were purchased by Telpart Participacoes S.A. ("Telpart"), a consortium comprising TIW do Brasil Ltda. and Newtel Participacoes S.A. See "Control of Registrant."

The Region

     The Region covers an area of approximately 3,532,000 square kilometers, representing approximately 41% of Brazil's area. The Region's population of approximately 14.7 million represents 9% of the population of Brazil. The Region has 18 metropolitan areas with populations in excess of 100,000 people, including the cities of Belem, Manaus, Sao Luiz, Boa Vista and Macapa. During 1997, the Region generated approximately 4.3% of Brazil's gross domestic product.

     Set forth below is a map showing the location of the Region within Brazil.


                                [GRAPHIC OMITTED]

     The following table sets forth population, Gross Domestic Product ("GDP") and per capita income statistics for each state in the Region at the dates and for the years indicated.


                                                At July 1, 1998                    Year ended December 31, 1997
                                      ----------------------------------        ----------------------------------
                                        Population         % of Brazil's        % of Brazil's           Per capita
State                                 (millions)(1)       population (1)           GDP (2)              income (2)
-----                                 -------------       --------------        -------------           ----------
Para (Telepara
    Celular S.A.).............              5.8                 3.6                  2.0                R$2,390.22
Amazonas (Telamazon Celular S.A.)
                                            2.5                 1.6                  1.2                R$2,174.42
Maranhao (Telma
    Celular S.A.).............              5.4                 3.3                  0.9                R$1,159.54
Amapa (Teleamapa
    Celular S.A.).............              0.4                 0.3                  0.1                R$1,773.41
Roraima (Telaima
    Celular S.A.).............              0.3                 0.2                  0.1                R$3,252.82
                                         ------               ------               ------
Region........................             14.4                 9.0                  4.3
                                         ======               ======               ======

------------------
(1) Estimates of the Instituto Brasileiro de Geografia e Estatistica - IBGE ("IBGE").
(2) Data for 1997 as published by the Central Bank of Brazil
    (the "Central Bank").

     The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Services

     The Company offers cellular telecommunications services to its subscribers pursuant to a variety of rate plans. At present, the Company offers only analog service, but is implementing digital service. See "--Network." The Company also offers ancillary services, including voicemail, call forwarding, call waiting and three-way calling. The sale of cellular telephones, which began in 1999, is not a significant part of the Company's business, although such equipment is being offered in connection with the provision of cellular telecommunications services.

     Through agreements with other cellular service providers, the Company offers automatic roaming services throughout Brazil that allow subscribers to make and receive calls while out of the Region. The Company offers international roaming in Argentina, Uruguay and Paraguay through agreements with local cellular service providers. The Company also provides cellular telecommunications services to subscribers of other cellular service providers while they are in the Region. The Company charges the other service providers pursuant to roaming agreements for the service provided to their subscribers. See "--Operating Agreements--Roaming Agreements."

     The Company has four customer service departments, Centros de Atendimento do Servico Celular (CASC), one located in each state in the Region except for the State of Amapa. At present, 24-hour customer service is only available in the State of Para. The Company is establishing a Customer call center in the city of Belem that will provide 24-hour customer service throughout the Region. At December 31, 1998, the Company had approximately 200 customer service attendants. During 1998, the customer service team answered, on average, in excess of 2,000 calls per working day.

Sales and Marketing

     In early 1999, the Company introduced the brand "Amazonia Celular." Amazonia Celular is now the brand name under which cellular telecommunications services of all of the Subsidiaries are marketed.

     The Company divides its market into categories corresponding to the amount of cellular telephone usage. The Company's customers consist primarily of high and middle-income individuals. According to the Company's research at December 31, 1998, approximately 60% of the Company's subscribers were male, and the average age of the Company's subscribers was between 40 and 45.

     Pursuant to Anatel's regulations, cellular telecommunications services must be provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, the Company currently conducts credit checks on its customers. Service can be interrupted if a customer fails to make timely payments. See "--Billing and Collection."

     Sales Network

     The Company markets its services through a network of Company-owned stores and independent distributors in the Region. At December 31, 1998, the Company operated seven Company stores in addition to sharing stores with the Predecessor Companies in many of the cities not served by Company stores. At December 31, 1998, the Company managed 25 independent distribution locations, primarily in metropolitan centers. Through its direct sales force and independent distributors, the Company sells cellular telecommunications services and through the Company stores and CASCs the Company provides after-sales services to subscribers.

     Independent distributors. The Company selects its independent distributors based on their creditworthiness and an assessment of their premises. All of the Company's independent distributors receive basic training relating to the activation of cellular telecommunications services. Prior to December 31, 1998, independent distributors did not receive a commission for the promotion of the Company's cellular telecommunications services and the Company did not provide independent distributors with advertising or marketing support. Beginning in 1999, independent distributors receive a fixed commission of R$70 for each new customer they sign up for service, provided that the customer retains and pays for service for at least three months, and all exclusive independent distributors receive marketing support and financing from the Company to assure that they maintain certain standards of service.

Network and Subscriber Data

     The following table sets forth information on the Company's subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                           1996            1997            1998
                                                                         --------        --------        --------
Cellular lines in service at year-end .......................             158,858         207,769         218,600
Subscriber growth during year................................               100.6%           30.8%            5.2%
Estimated population of the Region at year-end
    (millions)(1)............................................                13.7            14.0            14.7
Estimated covered population at year-end
    (millions)(2)............................................                 6.2             6.9             7.4
Percentage of population covered at year-end (3).............                45.4%           49.1%           50.3%
Penetration at year-end (4)..................................                1.16%           1.51%           1.49%
Average monthly incoming minutes of use
    per subscriber...........................................               59.12           85.58           90.45
Average monthly outgoing minutes of use
    per subscriber...........................................               76.81            95.5           90.63
Average monthly revenues per subscriber (5)..................            R$107.68        R$109.57         R$93.10

------------------
(1) Estimates of the IBGE at July 1, 1998
(2) Estimates by the Company's management of the number of people within the Region who can access the Company's cellular telephone signal.
(3) Estimates by the Company's management of the percentage of population of the Region who can access the Company's cellular telephone signal.
(4) Number of cellular lines in service divided by the population of the Region.
(5) In nominal reais, net of value-added taxes.

     The Concessions contain certain network expansion and modernization obligations. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." The Company's management believes that the Company will be able to meet all such obligations.

Sources of Revenue

     The Company generates revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges, (ii) monthly subscription charges, (iii) network usage charges, which are amounts charged by the Company to other cellular and fixed-line service providers, and to Embratel as the long-distance service provider, for use of the Company's network, (iv) activation fees, which are one-time sign-up charges paid to obtain cellular telecommunications services and (v) other charges, including charges for call forwarding, call waiting and call blocking. The Company's rates are subject to the approval of Anatel. See "--Regulation of the Brazilian Telecommunications Industry."

     Subscriber Rates

     Since October 1994, cellular telecommunications service in Brazil, unlike North America, has been offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates (in addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area).

     Subscriber charges are computed based on the subscriber's calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. The Region is divided into 65 registration areas. The lowest base rate per minute ("VC1") applies to calls made by a subscriber in a registration area to persons in the same registration area. Charges for calls from one registration area to another within the Region are assessed at a higher rate ("VC2"). Calls from the Region to persons outside the Region are billed at the highest rate ("VC3"). When a subscriber makes or receives a call while outside the Region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call outside his or her home registration area, the subscriber also pays a certain rate per minute if the subscriber is located within the Region ("DSL1"), or a higher rate if the subscriber is located outside the Region ("DSL2"). Measured service charges are discounted 30% for calls made on Saturdays, Sundays and national holidays and for calls made during Monday through Friday. A 30% surcharge is imposed on VC1 calls made to cellular telephones operating on the competitors' network.

     At December 31, 1998, the Company offered only one plan of service, the Basic Service plan. This plan requires an activation fee of R$330.00 and has a monthly subscription charge of R$25.00. No additional minutes or usage discounts are available. However, the Company plans to provide different service options to its subscribers during the second half of 1999. The following table sets forth the average rates for the Basic Service plan for each year in the three-year period ended December 31, 1998 in actual reais.

                                                                     1996             1997              1998
                                                                    ------         ----------          ------
                                                                                   (in reais)
Activation fee (1)...........................................       364.13            330.00           330.00
Monthly subscription fee (1).................................        30.27             25.00            25.00
Time Charges Per Minute:
   VC1 (per minute)(1)(2)....................................         0.29              0.27             0.27
   VC2 (per minute)(2)(3)....................................         0.58              0.58             0.58
   VC3 (per minute)(2).......................................         0.66              0.66             0.66
   DSL1 (per minute)(2)......................................         0.29              0.29             0.29
   DSL2 (per minute)(2)......................................         0.33              0.33             0.33
AD (per call)(2).............................................         0.55              0.55             0.55

------------------
(1) The rates presented are averages of the rates net of any applicable value-added taxes charged by the Subsidiaries, weighted by number of subscribers.
(2) All amounts are weighted average peak rates in nominal reais net of any applicable value-added taxes.
(3) As of May 10, 1999 there is no longer a difference between VC1 rates and VC2 rates.

     Roaming Fees

     The Company also receives revenue pursuant to roaming agreements with other cellular service providers. See "--Operating Agreements--Roaming Agreements." When a call is made from within the Region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate. Conversely, when a Company's subscriber makes a cellular call outside the Region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates.

     Network Usage Charges

     The Company earns revenues from any call (cellular or fixed-line) originating with another cellular or fixed-line service provider and terminating on a cellular telephone within the Region. The Company charges the service provider from whose network the call originates a network usage charge for every minute the Company's network is used in connection with the call. See "--Operating Agreements--Interconnection Agreements." The average network usage tariff charged by the Company to other service providers in 1996, 1997 and 1998 was R$0.19 per minute, respectively, net of value-added taxes.

     Taxes on Telecommunications Services

     The cost of telecommunications services to the subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of gross operating revenues for the Company, was approximately 20.5% in 1998. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos (the "ICMS") and the Imposto sobre Servicos (the "ISS"). The ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS rate in each state in the Region is 25% (except Amapa where it is 17%) for domestic telecommunications services. The ISS is a municipal tax imposed on services not subject to the ICMS and its average rate is 5%.

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"), imposed on certain telecommunications services at a combined rate of 3.65% of gross operating revenues. Prior to February 1999, the combined rate of both taxes was 2.65%.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998. See "Legal Proceedings."

Billing and Collection

     The Company's billing system has four main functions; (i) subscriber registration, (ii) subscriber information management, (iii) accounts payable management and (iv) billing and collection. To smooth the billing and collection cycles, the Company uses six staggered cycles each month. At present, the Company is implementing a new billing system which was developed by LHS Communication Systems Incorporated and is scheduled to be fully operational by the third quarter of 1999.

     Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date. If a subscriber's payment is more than 20 days past-due, service is suspended until full payment for all outstanding charges is received. If a subscriber's payment is more than 90 days past-due, service is discontinued.

     After each collection cycle, the Company and other telecommunications services providers reconcile the roaming and network usage fees owed between them and settle on a net basis. See "--Rates--Roaming Fees" and "--Network Usage Charges." For international and domestic long-distance calls made by its subscribers, the Company forwards the amount collected for such calls to Embratel and charges Embratel a fee for the use of its cellular telecommunications network.

     The Company's bad debts expenses were 0%, 5.6% and 16.5% of operating revenues in 1996, 1997 and 1998, respectively. The increase in the level of doubtful accounts is due to a variety of factors. In the fourth quarter of 1998 the Company put in place new credit and collection policies and an anti-fraud system in order to reduce the level of bad debt. As a result of these measures, the Company's management expects that bad debt levels will decline in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

Network

     At December 31, 1998, the Company's cellular telecommunications network covered approximately 50.3% of the Region's population. The Company continues to expand its cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under the Concessions, the Company has certain obligations concerning network expansion. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     At December 31, 1998, the Company's cellular telecommunications network consisted of seven switches and 228 cell sites. The Company's principal switching centers are located in the five capital cities and employ AMPS analog technology.

     The Company increases the capacity and improves the quality of its cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand. Management believes that its cellular telecommunications network will require further development to meet increasing demand for cellular telecommunications services in and around the Region's major metropolitan areas. See "--Quality of Service."

     The Company plans to centralize its network administration system in the City of Belem. This system is capable of monitoring the base stations, switching centers and all critical network operational parameters. The Company analyzes the performance data generated by this system in order to make the operating adjustments and capital expenditures necessary to maintain and enhance network operations. In addition, technicians operating this system will have the ability to rapidly evaluate and respond to technical difficulties in network operations.

     The Company plans to introduce digital technology in July 1999. The Company's management believes that digitization offers clear advantages over analog technology, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications services also offers subscribers greater security.

     Ericsson Telecomunicacoes S.A. is the Company's principal supplier of cellular telecommunications equipment.

Fraud Detection and Prevention

     Fraud resulting from cloned cellular telephone calls has increased continuously since the Company began offering cellular telecommunications services, and the Company's management believes that the incidence of cloning is likely to continue to increase in the near term. Cloning fraud consists of duplicating the cellular signal of a bona fide subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. Such calls are billed to the subscriber, but the receivable is written off when the Company discovers that it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, the Company is obligated to pay that service provider the applicable network usage fee, regardless of whether the Company ever collects the receivable associated with the call.

     Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains cellular telecommunications services with no intention of paying for the service and then incurs substantial charges before the cellular operator is able to identify the fraud and terminate service. Historically and at present, the majority of losses relating to fraud are a result of cloning fraud. When the Company discovers that a receivable has been generated by a fraudulent call, the receivable is written off.

     The Company has implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by the fraud control staff of the Company and, if cloning has occurred, the subscriber's number is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

     The Company installed a nation-wide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying instances of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within the Region since the fourth quarter of 1998. The Company's management expects to invest R$4.2 million in fraud-control systems during 1999.

Quality of Service

     The Company has at times experienced quality of service problems, including busy circuits, lack of system availability and dropped calls. At present, the Company is not experiencing any significant quality of service problems and exceeds most of the quality of service requirements established by Anatel.
See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Quality of service and network expansion."

Competition

     Band B Competition

     The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a "Band B Service Provider") to provide cellular telecommunications services within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including the Company (each a "Band A Service Provider") is referred to as "Band A." Each Band B license covers a geographic region which generally corresponds to a Cellular Region. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     In 1998, a license to provide cellular telecommunications services in the Region on Band B has been granted to Tele Centro Oeste/Inepar, a consortium comprised of (i) Inepar S.A. Industria e Construcoes (50%) and (ii) Tele Centro Oeste Celular Participacoes S.A. (50%). Tele Centro Oeste/Inepar paid R$60.5 million for the license and intends to commence providing digital cellular telecommunications services based on the TDMA standard in the Region in the second half of 1999. The rights and obligations of Tele Centro Oeste/Inepar under its concessions are substantially the same as the Company's rights and obligations under its Concessions. However, the Concessions expire in 2009, while Tele Centro Oeste/Inepar's licenses expire in 2013. Both may be renewed at the discretion of Anatel for additional 15 year periods. Tele Centro Oeste Celular Participacoes S.A. currently provides cellular telecommunications services in the States of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, Tocantins and the Federal District.

     Other Competition

     The Company also competes with fixed-line telephone service providers. Certain of the Company's existing and potential subscribers might increase the use of fixed-line service to take advantage of the lower prices for telecommunications services offered by fixed-line providers if the quality of the services provided was improved. Quality of service concerns associated with the fixed-line service provider include installation delays, service interruptions and service availability. However, the quality of service of fixed-line providers could improve, if competitors make significant investments in the fixed-line telephone network in the Region.

     The primary fixed-line service provider in the Region is Tele Norte Leste Participacoes S.A., which operates under the brand name of Telemar. The second company to obtain a concession to provide fixed-line telecommunications services in the Region is Canbra Telefonica S.A. (a consortium comprised of Bell Canada International, Wireless Local Looping L.P., Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A.). Canbra Telefonica S.A. expects to provide fixed-line telecommunications services to the Region by the end of 1999.

     The Company also competes with certain other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used by some people in the Region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

     Technological advances in the telecommunications field, such as Personal Communications Services ("PCS"), may in the future introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a concession from the Federal Government. The Federal Government has indicated that it does not intend to issue concessions to provide PCS services until 2000. Satellite services, which provide nationwide coverage, are available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings.

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company.

Operating Agreements

     Interconnection Agreements

     The Company has entered into interconnection agreements with Embratel and each of the Predecessor Companies. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage charges are assessed based on the terms of these agreements. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection."

     Roaming Agreements

     Agreements for automatic roaming have been entered into with all the other Band A Service Providers and with the following Band B Service Providers: BCP Telecomunicacoes S.A., BCP Nordeste S.A. (formerly BSE S.A.), Telet S.A., Tess S.A., Maxitel S.A., Americel S.A. and Algar Telecomunicacoes Leste S.A. - ATL Global Telecom. These roaming agreements permit the Company's subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside the Region. Conversely, the Company is required to provide cellular telecommunications services to subscribers of those cellular service providers from outside the Region when those subscribers are within the Region. The agreements require the Company and the other cellular service providers to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term and automatically renew for further one-year terms.

     The Company has also entered into international roaming agreements with foreign carriers that permit its subscribers to use their cellular telephones in Argentina, Uruguay and Paraguay and subscribers of those carriers to use their cellular telephones in the Region. The Company is negotiating an international roaming agreement that, if concluded, would permit its subscribers to use their cellular telephones in Portugal. The terms of these international roaming agreements vary from agreement to agreement.

Employees

     At December 31, 1998, the Company had 450 employees. Approximately 17% of the Company's employees were employed in technical or operational positions, 39% in sales and marketing, 30% in finance and administrative support and 14% in customer service. Approximately 36% of all employees are members of state labor unions associated with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel"). Each Subsidiary negotiates a new collective labor agreement every year with the local union.

     The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor any Predecessor Company has experienced a work stoppage that had a material effect on its operations.

     The Company participates in a pension fund administered by Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), the purpose of which is to supplement government-provided retirement benefits. The Company makes monthly contributions to Sistel, currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Sistel.

     Sistel is a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. (See Note 11 to the Consolidated Financial Statements.) The Company believes that Sistel may be replaced by one or more separate plans, but there can be no assurances as to when this will occur or what the consequences will be for the Company or its employees.

Research and Development

     In connection with the Breakup, the Company was required to enter into a three-year contract in May 1998 the Centro de Pesquisa e Desenvolvimento da Telebras under which the Company is obligated to contribute a maximum of R$1.2 million during the three years ending May 2001. The Company does not conduct any independent research and primarily depends upon the manufacturers of telecommunications products for the development of new hardware.

Capital Expenditures

     Prior to privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve cellular telecommunications services in the Region. Since the privatization of Telebras, these restrictions have not applied. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand service under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     The Company's capital expenditure priorities include introducing digital technology, improving overall quality, and increasing network capacity and coverage. The Company expects that its capital expenditures will be approximately R$100 million in 1999.

     The Company's capital expenditures for 1996 and 1997, in constant reais of 1997, were approximately R$105.5 million and R$51.8 million, respectively, and in 1998, in nominal reais, were approximately R$31.7 million.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in July 1997 and various administrative enactments thereunder. The Subsidiaries operate under Concessions that authorize them to provide specified services and sets forth certain obligations (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications under the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report on its activities to the Ministry of Communications. It has authority to propose and issue regulations that are legally binding on telecommunications services providers. Any such proposed regulation is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts, as may any other action taken by Anatel.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. The Concessions are granted under the private regime and the Subsidiaries are subject to requirements imposed by Anatel in the List of Obligations.

     Pursuant to the Lei Minima (the "Minimum Law") and the General Telecommunications Law, the Band A and Band B Service Providers have been granted concessions. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications services other than the cellular telecommunications services authorized by its concession, it may apply to Anatel for a license to offer such other services.

     Each concession has been granted for an initial period of 15 years, and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The Concessions to provide cellular telecommunications services in the states of Para, Amazonas, Maranhao, Amapa and Roraima expire in March 2009, August 2009, April 2009, May 2009 and July 2009 respectively.

     Currently, the number of cellular service providers that may provide cellular telecommunications services in the Region is limited to one Band
A Service Provider and one Band B Service Provider. Under the Concessions, Anatel may not authorize additional providers of cellular telecommunications services until December 31, 2001.

     Obligations of Telecommunications Companies

     General. As described below, the Company is subject to certain requirements relating to quality of service, network expansion and interconnection. Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Quality of service and network expansion. The Company, like other cellular service providers, is subject to obligations set forth in the List of Obligations concerning quality of service and network expansion and modernization. Failure to meet these obligations may result in fines and penalties of up to 0.05% of annual net operating revenues per day until the Company complies with the obligations as well as potential revocation of the Concessions.

     The following two tables set forth the Company's certain obligations as provided in the List of Obligations at the times indicated and the Company's performance with regard to each category of obligation at December 31, 1998. While there can be no assurances, the Company expects to be in compliance with the List of Obligations at all times.


                           Telamazon   Telaima   Teleamapa  Telepara     Telma
                            Celular    Celular    Celular    Celular    Celular
                              S.A.       S.A.       S.A.       S.A.       S.A.
                           Status at  Status at  Status at  Status at  Status at            Minimum Coverage
                            December   December   December   December   December         Required by November 4,
                               31,        31,        31,        31,        31,      ---------------------------------
                              1998       1998       1998       1998       1998      1998   1999   2000    2001   2002
                           ---------  ---------  ---------  ---------  ---------    ----   ----   ----    ----   ----
  Services offered (1)
   in cities with
   populations of:
   30,000 to 50,000.....        0%       n/a         100%      32%          50%      --     --     --      --     70%
   50,000 to 75,000.....       75%       n/a         n/a      100%          63%      --     --     --      80%    --
   75,000 to 100,000....      n/a        n/a         n/a      100%         100%      --     --     90%     --     --
   100,000 to 200,000...      n/a        n/a         n/a      100%          67%      --     100%   --      --     --
    Over 200,000 or
     state capitals.....      100%       100%        100%     100%         100%     100%    --     --      --     --
  Maximum average
   installation waiting
   time (in days)(2).....     180        180         180      180          180       180    120     30     15      5

------------------
(1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
(2) Time between request for service and connection in areas with cellular telecommunications service.

                                   Telamazon      Telaima      Teleamapa     Telepara        Telma
                                 Celular S.A.  Celular S.A.  Celular S.A.  Celular S.A.  Celular S.A.
                                   Status at     Status at     Status at     Status at     Status at     Maximum/
                                 December 31,  December 31,  December 31,  December 31,  December 31,     Minimum
                                     1998          1998          1998          1998          1998        Required
                                 ------------  ------------  ------------  ------------  ------------    --------
Minimum average level of
    system availability (1).....      99%            99%           98%           99%          99%          98%
Maximum network drop rate (2)...       3%             2%            2%            3%           3%           3%
Maximum "all circuits busy"
    rate (3)....................       3%             2%            3%            4%           1%           5%
Maximum interconnection drop
    rate (4)....................       0%             1%            2%            0%           0%           3%
Minimum average system
    availability on first call
    attempt.....................      90%            96%           91%           93%          90%          90%
Maximum number of customer
    complaints per month
    (per 100 subscribers).......      0.1%          0.5%          0.5%          0.2%          0.2%          4

------------------
(1) Percentage of time system is operational and available for call origination, transport and completion.
(2) Rate of failed call completion due to signal loss between radio base station and switching centers.
(3) Rate at which system rejects attempted calls during peak period because no circuits are available.
(4) Rate at which interconnected calls fail to complete during peak periods.

     Interconnection. All telecommunications services providers are required to provide interconnection upon request to any party that provides public telecommunications services. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

     Rate Regulation

     The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges, DSL1 charges, DSL2 charges, and AD charges, as well as interconnection charges, including network usage fees and charges to provide a physical connection to the network (interligacao).

     The initial price cap agreed upon by Anatel and the Company in the Concessions is based on previously existing tariffs, which were developed based on the fully allocated costs of the Company. The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the Indice Geral de Precos-Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

     The weighted average tariff for the entire basket of services may not exceed the price cap, but the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

     Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a network usage fee. The network usage fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services. The network usage fee charged by Band A Service Providers is subject to a price cap set by Anatel. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company's network.

Brazilian Political Environment

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the Federal Government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

     Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

     1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro, Minas Gerais and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

     In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

     Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunication services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998.

     After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second payment, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.72 to US$1.00. on March 31, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

         The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issuers in virtually all emerging markets, including Brazil.

         The current volatility in the securities markets in Latin American and other emerging market countries has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial and economic crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

         There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                                                   Year ended December 31,
                                                                              1996          1997          1998
                                                                              ----          ----          ----
                                                                                       (percentages)
Inflation (IGP-M)......................................................     9.2            7.7            1.8
Devaluation (Brazilian currency vs. US$)..............................      6.9            7.4            8.3


     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was 42%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and may invite Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2.    Description of Property

     The principal physical properties of the Company consist of transmission equipment, switching equipment and base stations. The Company's headquarters are located in Brasilia and the Company leases approximately 3,200 square meters of office space in the cities of Belem, Macapa, Sao Luiz and Boa Vista and owns approximately 2,480 square meters of office space in Manaus.

     The Company also leases the sites where its cellular telecommunications network equipment is installed. At December 31, 1998, the Company had seven cellular switches in Belem, Maraba, Sao Luiz, Manaus, Macapa and Boa Vista and 186 cell sites, all of which were located on land leased by the Company. Most of these leases are renewable on a yearly basis.

Item 3.    Legal Proceedings

Litigation Related to the Breakup of Telebras

     The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal.

     The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the 12 New Holding Companies be specifically authorized by the Telecommunications Law; (ii) the Telebras shareholders' meeting held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of (i) amendment of the Telecommunications Law and (ii) reconvening the May 22, 1998 Telebras shareholders' meeting. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company's management believes that this would not be likely to occur.

Litigation Arising Out of Events Prior to the Breakup

     Telebras and the Predecessor Companies, the legal predecessors of the Registrant, and the Subsidiaries, respectively, are defendants in a number of legal proceedings including tax and labor-related matters and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies, prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries, remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and the Subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup, assigning them to the Subsidiaries. However, under the shareholders' resolution pursuant to which the spin-off was effected, the Subsidiaries have contribution rights against the Predecessor Companies, as the case may be, with respect to the entire amount of any payments made by the Subsidiaries in connection with any labor or tax claims brought against the Subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries to the extent that the Subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies.

     Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability with respect to which Telebras made a specific accounting provision prior to the Breakup to the extent that such provision has been assigned to the Registrant or one of the other New Holding Companies. The Company's management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

Litigation Related to the Application of the ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

     The Company's management believes that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services such as cellular activation and monthly subscriptions, is unlawful because (i) the state governments acted beyond the scope of their authority, (ii) their interpretation would subject certain services which are not telecommunications services to taxation and (iii) new taxes may not be applied retroactively.

     Taxation of Cellular Activation

     Each of the Subsidiaries has filed a lawsuit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. Each of the Subsidiaries has obtained a temporary injunction relieving it from the payment of the ICMS on cellular activation during the pendency of the lawsuits. Nonetheless, the tax authorities of the states where the lawsuits are pending may appeal the decisions of the Treasury Court to grant temporary injunctions. There can be no assurance that the Subsidiaries will ultimately prevail in any appeal relating to the temporary injunctions or in the underlying litigation with respect to application of the ICMS to cellular activation.

     The Company's management does not believe that the retroactive application of the ICMS to cellular activation is probable. Therefore, no provision with respect to such application has been made or is expected to be made in the Consolidated Financial Statements. The Company has made provisions totaling approximately R$2.8 million for the application of the ICMS on cellular activation from the effective date of the agreement to December 31, 1998. The Company's management does not believe that application of the ICMS to cellular activation, applied on a prospective basis, will have a material impact on the Company's results of operations.

     There can be no assurance that the Company will prevail in its position that the new interpretation by the state governments is unlawful. Five-year retroactive application of the ICMS to cellular activation would have a material adverse impact on the financial condition and results of operations of the Company. Application of the ICMS to cellular activation for the full year ended December 31, 1998, it would have a maximum negative impact estimated at R$3.9 million on results of operations for 1998. However, the Company's management believes that the Predecessor Companies would be liable to the Subsidiaries for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998.

     Taxation of Monthly Subscriptions and Other Services

     In December 1998, each of the Subsidiaries filed an injunction with the Treasury Court of the State in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and has deposited such amounts in a trust account administered by the courts. There can be no assurance that the Company will prevail in its proceedings or in the underlying litigation. Accordingly, the Company has recorded a provision of R$3.3 million in the Consolidated Financial Statements.

Other Litigation

     The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

Item 4.    Control of Registrant

     Of the Registrant's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. Telpart owns 51.8% of the Common Shares. Accordingly, Telpart has the ability to control the election of the Registrant's Board of Directors and the direction and future operations of the Company.

     The following table sets forth information concerning the ownership of Common Shares by Telpart. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.


                                                                                 Number of         Percentage of
                                                                                   Common           outstanding
Name of owner                                                                   Shares owned       Common Shares
-------------                                                                  --------------      -------------
Telpart S.A................................................................    64,405,151,125          51.79%

     The Registrant's officers and directors as a group own less than .01% of the Common Shares.

     Telpart is a consortium comprising TIW do Brasil Ltda. (49%) and Newtel Participacoes S.A. (51%). Telpart also owns a controlling interest in Telemig Celular Participacoes S.A., the Band A Service Provider in the Cellular Region that covers the State of Minas Gerais.

     TIW do Brasil Ltda. is an indirect wholly owned subsidiary of Telesystem International Wireless, Inc. ("TIW"), a Canadian public company whose shares are listed on NASDAQ, the Toronto Stock Exchange and the Montreal Exchange. TIW develops, acquires, owns and operates wireless telecommunications networks in developing and developed markets throughout the world.

     Newtel Participacoes S.A. ("Newtel") is a holding company. Fifty-one percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Opportunity Bank ("Opportunity"), a private Brazilian investment bank. Forty-nine percent of Newtel is owned by the following Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, FUNCEF - Fundacao dos Economiarios Federais; PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil.

     At present, the shareholders of Telpart are negotiating a shareholders' agreement relating to representation of their respective nominees on the Boards of Directors of Telpart and the Registrant.

Item 5.    Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Registrant had approximately 2.6 million common and preferred shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Registrant as reported on the Sao Paulo Stock Exchange for the periods indicated.

                                                                                         Nominal reais per
                                                                                      1,000 Preferred Shares
                                                                                     ------------------------
                                                                                      High               Low
                                                                                      ----               ---
Third quarter 1998 (beginning September 21, 1998).........................           R$0.55            R$0.12
Fourth quarter 1998.......................................................           R$1.10            R$0.21
First quarter 1999........................................................           R$1.08            R$0.45

     In the United States, the Preferred Shares trade in the form of ADSs each representing 50,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TCN. At December 31, 1998, there were approximately 160 holders of record of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                                                         U.S. dollars per ADS
                                                                                     ---------------------------
                                                                                       High               Low
                                                                                     ---------         ---------
        Fourth quarter 1998 (beginning November 16, 1998)....................        US$45             US$11 3/4
        First quarter 1999...................................................        US$14 3/4         US$26 1/4

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m., though the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Registrant's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately R$194.4 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$805.5 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.2% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Registrant, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6.    Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7.    Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Registrant in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Registrant, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Registrant as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Registrant for Brazilian corporate income tax purposes Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which are subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of the Registrant will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Registrant is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law.

     Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Registrant in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8.  Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with, the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. The Consolidated Financial Statements have been audited by Ernst & Young Auditores Independentes S.C. for 1998 and by KPMG Auditores Independentes for 1996 and 1997, and their reports on the Consolidated Financial Statements appear elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP.

                    U.S. GAAP Selected Financial Information


                                                                              Years ended December 31,
                                                                  -------------------------------------------------
                                                                      1996              1997              1998
                                                                  ------------     --------------    --------------
                                                                  (thousands of constant reais at     (thousands of
                                                                       December 31, 1997)             nominal reais,
                                                                                                        except per
                                                                                                        share data)
Statement of operations data:
Revenues................................................             166,453           219,316           232,555
Operating income........................................             106,204           118,727            57,910
Income before unallocated interest and taxes............              86,869            84,532             --
Net income (1)..........................................                --               --               31,532
Basic and diluted earnings in reais per common
     thousand shares (1)................................                --               --                0.09

Other financial data:
EBITDA (2)..............................................             113,676           131,023            96,624
Capital expenditures....................................             105,467            51,768            31,672

                                                                                  As of December 31,
                                                                  -------------------------------------------------
                                                                      1996              1997              1998
                                                                  ------------     --------------    --------------
                                                                  (thousands of constant reais at     (thousands of
                                                                       December 31, 1997)             nominal reais,
                                                                                                        except per
                                                                                                        share data)
Balance sheet data:
Cash and cash equivalents...............................                --               8,845            79,733
Working capital.........................................               6,580            17,161            78,654
Total assets............................................             207,558           266,137           358,724
Long-term debt (including current portion)..............              16,842            24,057            39,203
Divisional equity.......................................             137,315           157,192               --
Shareholders' equity....................................                --               --              189,852

------------------
(1) Net income and earnings per share have not been presented for the prior years, since interest and income taxes could not be segregated from the Predecessor Companies. See Note 2 to the Consolidated Financial Statements.
(2) EBITDA consists of operating income plus depreciation and amortization and, in 1998, impairment of assets. The Company's management believes that EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and others in the wireless communications industry. The information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies in the industry. These indicators should not be considered as a substitute or alternative for net income or cash flows.

     Selected financial information as of and for the years ended December 31, 1994 and 1995 in accordance with U.S. GAAP is not provided because the accounting records for those years were not maintained in a manner that would readily permit all costs, assets and liabilities to be segregated between fixed and cellular telecommunications operations in accordance with U.S. GAAP. However, selected financial information as of and for the year ended December 31, 1995 in accordance with Brazilian GAAP is available, and is presented below together with selected financial information as of and for the years ended December 31, 1996, 1997 and 1998. For the year ended December 31, 1994, net operating revenues were R$17.2 million and the Company had 17,699 subscribers.

                  Brazilian GAAP Selected Financial Information

                                                                        Years ended December 31,
                                                         ----------------------------------------------------------
                                                          1995            1996           1997           1998 (1)
                                                         ------         -------         ------        -------------
                                                            (thousands of constant reais at          (thousands of
                                                                  December 31, 1997)                nominal reais,
                                                                                                      except per
                                                                                                      share data)
Statement of operations data:
Revenues................................................ 73,111         166,453         219,316        238,163
Operating income before interest and taxes.............. 48,555         105,885         118,881         64,206
Income before unallocated interest
     and taxes.......................................... 37,973          83,978          82,291           --
Net income (2)..........................................  --              --              --            32,630
Basic and diluted earnings in reais per
     common thousand shares (2).........................  --              --              --               0.10


                                                                           As of December 31,
                                                         ---------------------------------------------------------
                                                          1995            1996           1997           1998 (1)
                                                         ------         -------         ------        -------------
                                                            (thousands of constant reais at          (thousands of
                                                                  December 31, 1997)                nominal reais,
                                                                                                      except per
                                                                                                      share data)
Balance sheet data:
Cash and cash equivalents...............................  --              --              8,845         79,733
Working capital......................................... 15,748           6,580          17,161         75,535
Total assets............................................ 94,716         208,541         271,349        361,736
Long-term debt (including current portion).............. 16,572          16,842          25,294         39,203
Divisional equity....................................... 46,496         138,113         165,308           --
Shareholders' equity....................................  --              --              --           192,092

------------------
(1) Certain information provided for 1998 differs from the Brazilian GAAP financial information published in Brazil because the information published in Brazil has been indexed through 1995, while the financial information presented here has been indexed through 1997.
(2) Net income and earnings per share have not been presented for the prior years, since interest and income taxes could not be segregated from the Predecessor Companies.

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995) expressed in reais per U.S. dollar for the periods indicated.

                                                                       Average for
Year                                                      Year-end       year (1)          High            Low
------------                                              --------     -----------        ------          ------
1994................................................       0.8460          0.6450          1.0000          0.1186
1995................................................       0.9722          0.9228          0.9722          0.8450
1996................................................       1.0393          1.0080          1.0413          0.9733
1997................................................       1.1165          1.0805          1.1166          1.0394
1998................................................       1.2085          1.1640          1.2090          1.1160
1999 (through May 31, 1999).........................       1.7340          1.8553          2.2000          1.2074

------------------
(1) Represents the average of the exchange rates on the last day of each month.
    Source: Data as published by the Central Bank through February 21, 1995 and the Federal Reserve Bank of New York since February 22, 1995.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Management's discussion and analysis is intended to assist in the understanding and assessment of significant changes and trends in the results of operations and financial condition of the Company. It should be read in conjunction with the Consolidated Financial Statements and accompanying notes. All financial data and discussion herein are based upon financial statements prepared in accordance with U.S. GAAP.

Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form the 12 New Holding Companies, including the Registrant. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies. In the Breakup, certain assets and liabilities of Telebras, including 80.3% of the total share capital of Telamazon Celular, 86.9% of Telaima Celular, 90.6% of Teleamapa Celular, 69.09% of Telepara Celular and 66.8% of Telma Celular were transferred to the Registrant.

     The Registrant was created effective February 28, 1998. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Registrant and its Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the financial condition and results of operations of the cellular operations of the Predecessor Companies. The formations of the Registrant and its Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

     Upon its creation, the Registrant received, in addition to its shares of the Subsidiaries, certain assets of Telebras consisting primarily of cash. As a result, the consolidated shareholders' equity of the Company giving effect to the Breakup of Telebras was R$2.0 million higher than divisional equity at December 31, 1997.

     The Subsidiaries were created effective January 1, 1998, by splitting up the Predecessor Companies to separate their cellular operations from their fixed-line operations. The assets and liabilities of the cellular telecommunications businesses of the Predecessor Companies were transferred to the Subsidiaries at their indexed historical costs. The revenues and expenses associated with such assets and liabilities were also allocated to the Subsidiaries. For 1998, the Consolidated Financial Statements reflect the operations of the Subsidiaries as fully independent companies. For prior years, the Consolidated Financial Statements reflect the cellular operations of the Predecessor Companies, but are not necessarily indicative of what the financial condition and results of operations of the Company would have been if the cellular operations of the Predecessor Companies had been a separate legal entity prior to 1998.

     In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the Predecessor Companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of the Consolidated Financial Statements for 1996 and 1997 is different from 1998. In particular, for 1996 and 1997 the statement of operations does not include interest income or taxes and includes only the allocable portion of interest expense, and it accordingly does not present net income and historical earnings per share information.

     The Company's accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Through December 31, 1997, the Consolidated Financial Statements recognize certain effects of inflation and have been restated in constant reais of December 31, 1997 purchasing power. The restatement was made using the integral restatement method prescribed by the CVM, which is an acceptable method of recognizing effects of inflation under U.S. GAAP. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the Consolidated Statements of Operations. Inflationary gains or losses without a corresponding income or expense caption were allocated to other net operating income (expense).

     During 1997, the three-year cumulative inflation rate fell below 100%, and as a result the Company no longer uses the integral restatement method effective January 1, 1998. Accordingly, the Consolidated Financial Statements for 1998 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

Composition of Operating Revenues and Expenses

     The Company generates cellular service revenues from (a) usage charges, which include measured service charges based on tenths of a minute of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer; (b) monthly subscription payments, which depend upon which service plan has been selected by the customer; (c) network usage charges, which are the amounts charged by the Company to other cellular and fixed-line telephone service providers for use of the Company's network by such service providers' customers; (d) activation fees, which are one-time sign-up charges paid to obtain cellular service and vary with the service plan selected by the subscriber; and (e) other services and charges. The Company did not sell handsets in 1998 but began selling them in the second quarter of 1999, although this will not contribute significantly to operating income because the Company plans to offer handsets at cost, as an incentive for its customers to subscribe to its services.

     The principal taxes deducted from gross operating revenue are (i) a state value-added tax, the ICMS, imposed on certain operating revenues from telecommunications services (except for international, which has been exempt from the ICMS since September 1996) and (ii) federal social contribution taxes, including PIS and COFINS. The rate of the ICMS is 25.0%. The combined rate of PIS and COFINS is 3.65% of gross operating revenues. Prior to February 1999, it was 2.65%.

     Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense, depreciation and, in 1998, a charge for impairment of certain analog transmission equipment. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses and other overhead expenses.

Results of Operations

     The following discussion presents comparisons of results of operations for 1998 and 1997 and for 1997 and 1996. Because of the extensive changes in the Company's circumstances in 1998 and related changes in financial statement presentation, results of operations for 1998 and 1997 are not comparable in many respects, and results of operations for 1998 are not necessarily indicative of results to be expected for future periods.

     1998 Compared to 1997

     Net operating revenues were R$232.6 million in 1998, up 6% from R$219.3 million in 1997. The growth in revenues was attributable mainly to an increase of 13% in the average number of subscribers, which was partly offset by lower activation fee revenues as a result of fewer subscribers initiating services in 1998. Management expects that the reduction of activation fees together with reductions in tariffs, will help stimulate growth in the Company's subscriber base resulting in an increase in revenues from monthly subscription payments and an increase in revenues from usage charges as a result of an increase in call volume, but management is not able to determine the extent to which these effects will offset the reduction in fees and tariffs. In 1999, a competing cellular service provider will begin operating for the first time in the Region, increasing the availability of cellular services in the Region. The Company's management expects the advent of competition will contribute to declining prices and will affect the Company's ability to maintain growth in its subscriber base.

     Cost of services was R$48.9 million in 1998, up 24% from R$39.4 million in 1997. The increase is directly attributable to increased interconnection costs, as a higher volume of calls was subject to network usage charges payable to other cellular and fixed-line service providers.

     Selling, general and administrative expenses were R$50.3 million in 1998, up 43.3% from R$35.1 million of allocated costs recognized by the Predecessor Companies in 1997. The increase reflects provisions for contingencies in the amount of R$9.0 million, including R$6.2 million relating to the Company's legal action contesting the application of ICMS to monthly subscription. In addition, selling, general and administrative costs in 1998 reflect the costs associated with the independent operation of the Company plus the costs of one-year service contracts with the Predecessor Companies to assist the Company in its early stages of autonomy. At present, the Company has largely ceased to rely on services provided by the Predecessor Companies, because during 1998 and early 1999 the Company developed almost fully independent administrative capabilities.

     Bad debt expense was R$38.4 million in 1998, compared to R$12.3 million in 1997. During the year, the Company continued to experience significant bad debt levels due to a variety of factors, including (a) overall growth in the Company's accounts receivable; (b) an increase in the number of customers with relatively lower income (who are more prone to delay paying cellular telephone bills); (c) subscription fraud; (d) poor credit and collection procedures; and
(e) increased consumer interest rates (which have adversely affected the ability of consumers to meet payment obligations) resulting from adverse economic conditions in Brazil. The Company maintains an allowance for past-due accounts receivable in an amount equal to management's estimate of probable future losses on such accounts, based on historical losses and the current level of overdue accounts receivable. The Company also immediately charges off any account receivable arising from fraud. Cellular service is cut off to customers who have accounts receivable that are more than 20 days past-due. In the fourth quarter of 1998, the Company put in place new credit and collection policies and is implementing an anti-fraud system, which will be in operation in the second half of 1999 in order to reduce the level of bad debt. As a result of these measures, management expects that bad debt levels will decline in the future.

     The Company's competitor in the Region will begin operating in the second half of 1999, and will offer only digital service. As a result, the Company will be offering primarily digital service to new customers. This will speed the obsolescence of the Company's analog equipment, which in the fourth quarter of 1998 triggered a charge of R$18.4 million for impairment of its analog transmission equipment. Depreciation expense was R$20.3 million in 1998, compared to R$12.3 million in 1997, reflecting the increased investment in property, plant and equipment. In addition, at the end of 1998, the Company revised its estimate of useful lives of property, plant and equipment in light of the advent of competition and a review of industry practices. This change will result in a further increase depreciation expense for 1999 by approximately R$15 million.

     Interest income was R$8.6 million in 1998, due to investment of cash on hand. The Company did not recognize interest income in 1997. Interest expense increased to R$4.0 million in 1998, from R$0.8 million (on an allocated expense basis) in 1997, reflecting the R$15.1 million net increase in consolidated indebtedness. Foreign exchange loss was R$2.5 million in 1998, due to the effect of devaluation of the real on the Company's debt. Debt denominated in U.S. dollars amounted to R$29.0 million at December 31, 1998. The Company will also recognize substantially higher foreign exchange loss due to the devaluation of the real in 1999. In the first quarter of 1999, the devaluation of the real against the U.S. dollar was 42%, resulting in exchange loss of approximately R$12 million.

     Income and social contribution taxes were R$16.9 million in 1998. The effective rate of tax on pretax income was 28%, compared to the combined statutory rate of 33%. The Company did not incur income and social contribution taxes in 1997.

     Minority interest of R$11.6 million consists of the share of profit of the Subsidiaries that is attributable to shareholders other than the Registrant. Net income for 1998 was R$31.5 million or R$0.09 per thousand common shares.

     1997 Compared to 1996

     Net operating revenues were R$219.3 million in 1997, up 32% from R$166.5 million in 1996. The growth in revenues was attributable mainly to an increase of more than 60% in the average number of subscribers. The rate of revenue growth lagged behind the rate of subscriber growth in 1997 because (a) most subscription charges did not increase with inflation; (b) a lower number of subscribers initiated service resulting in a reduction of activation fee revenues; and (c) there was an increase in the volume of calls to the Company's clients originating outside the Company's network.

     Cost of services was R$39.4 million in 1997, up 30% from R$30.2 million in 1996. This increase was related mainly to increased network usage charges paid to the Predecessor Companies and other fixed-line providers throughout Brazil. The increase in the amount of network usage charges was related to an increase in the total volume of calls, and was offset partially because network usage charges did not increase with inflation. The increase in cost of services was also attributable to increased leased line costs. The increase in leased line usage was a result of the continued expansion of the Company's network, particularly in the States of Amazonas and Para.

     Selling, general and administrative expenses were R$35.1 million in 1997, compared to R$27.3 million in 1996. This increase was attributable principally to increased costs of services provided by the Predecessor Companies, reflecting growth in the Company's business. The amounts of such costs in 1996 and 1997 represent allocations to the Company of personnel and overhead expenses for services provided by the employees of the Predecessor Companies. The allocations are based on management's estimates of such expenses dedicated to the cellular business in those years. The increase also reflected increased marketing and advertising expenses.

     Bad debt expense was R$12.3 million in 1997, compared to R$0.2 million in 1996. Prior to 1997, the Company did not experience significant losses from bad debts and, accordingly, provisions for past due accounts receivable were low in the initial years of operation. This was due in part to the fact that most of the Company's early subscribers were required to pledge their fixed lines as a guarantee security for payment for cellular service. Because nonpayment of cellular accounts would result in subscribers losing fixed-line services, the subscribers had a strong incentive to pay their cellular accounts. The low provisions in the Company's initial years of operation also reflected the unusual market situation that prevailed in the Region where an activated cellular line was considered to have value because of the high cost and long wait required to obtain such a line. In view of the value of a cellular line, many of the Company's subscribers had greater incentive to keep current in their payments. As the Company began to satisfy a greater proportion of the Region's demand in 1997, the value of a cellular line declined and the level of nonpayment among the Company's customers increased. This increase in the rate of nonpayment among the Company's subscribers also contributed to the 1997 increase in provisions.

     Depreciation expenses were R$12.3 million in 1997, compared to R$7.5 million in 1996. This increase reflected the expansion of the Company's network through investment in property, plant and equipment.

Liquidity and Capital Resources

     In 1998, cash provided by operating activities was R$84.8 million and the amount of EBITDA (operating income plus depreciation and the charge for impairment of long-lived assets) was R$96.6 million. Additionally, the Company received R$2.0 million in cash upon the Breakup of Telebras, and at year-end it had cash and cash equivalents of R$79.7 million.

     The Company invested R$31.7 million in 1998 in acquisitions of property, plant and equipment, as it continued to develop its network to increase coverage and quality of service and to prepare for the advent of competition. These investments were made during a period of transition, as the Subsidiaries were spun off from the Predecessor Companies at the beginning of the year, Telebras was broken up and the controlling interest in the Company was sold in August.

     The Company had R$39.2 million of unsecured indebtedness at December 31, 1998, of which R$29 million was denominated in U.S. dollars and bore interest at LIBOR plus 0.4% and R$10.2 million in reais bearing interest at a rate indexed to the variation of "Fundo Extra-Mercado" disclosed by the Bank of Brazil. All of the Company's indebtedness arises from equipment financing. Part represents financing originally incurred by the Predecessor Companies and assigned to the Subsidiaries. The balance represents financing originally incurred by Telebras and made available by Telebras to the Predecessor Companies. In 1998 the indebtedness was assigned to the Subsidiaries, and in the Breakup of Telebras the credit was assigned to an unaffiliated New Holding Company.

     Substantially all the Company's start-up costs and initial capital investments were financed by cash flows from the fixed-line telephone operations of the Predecessor Companies. Accordingly, the Company's indebtedness does not reflect the amount of debt the Company would have been required to incur to build its current network if the Company had operated on a stand-alone basis from the inception of the Predecessor Companies' cellular telecommunications operations.

     The Registrant is required to distribute to its shareholders, either as dividends or as tax-deductible interest on net worth, 25% of its adjusted net income determined in accordance with Brazilian accounting principles as adjusted in accordance with Brazilian corporate law. The Registrant is also required to pay a noncumulative preferred dividend on its preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law. For purposes of the mandatory distribution requirement, the Registrant included in adjusted net income part of the unrealized income reserve transferred upon the Breakup of Telebras, which amounted to R$59.3 million and is included in distributable capital and other reserves in the shareholders' equity of the Consolidated Financial Statements. The Company decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten year period. As a result, the total dividend for the year ended December 31, 1998 amounted to R$11.0 million, of which R$7.6 million was transferred into a special reserve for future investments. The actual cash dividend payment pertaining to the year 1998 was R$3.5 million. There can be no assurance that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     The Registrant was formed in 1998, and the cash flows reflected in the Consolidated Financial Statements for 1996 and 1997 do not reflect any payments of income and social contribution taxes or dividends or the amount of financing or debt service the Company would have borne if it had been an independent company.

     The Registrant's only significant asset other than cash is its shares in the Subsidiaries. The Registrant relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Registrant controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian corporate law.

     The Company participates in a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for the unfunded obligations of the plan. See Note 11 to the Consolidated Financial Statements.

Capital Expenditures

     The Company currently expects that its capital expenditures for the years 1999 through 2001 will aggregate approximately R$300 million, with approximately R$100 million of that amount falling in 1999. This estimate is based on March 31, 1999 exchange rates, and because a substantial portion of capital expenditures is denominated in U.S. dollars, further devaluation of the real could require that the estimate be increased. The estimated amount and timing of capital expenditures are also subject to a number of other risks and uncertainties.

     The Company believes that its capital expenditure requirements can be met through a combination of cash flow from operations and equipment financing from a variety of sources.

Economic, Regulatory and Competitive Factors

     The Company's financial condition and operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. In particular, the Company's financial performance will be affected by (a) economic growth in the Region and its impact on demand for telecommunications services, (b) the cost and availability of financing and (c) the exchange rates between Brazilian and foreign currencies.

     The Company will face competition in the Region in 1999 and anticipates that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. The future growth and results of operations of the Company will depend significantly on a variety of factors including its ability to attract new subscribers, the rate of growth of the subscriber base, the usage and revenue generated from its subscribers, the level of airtime and equipment prices, the rate of churn and its ability to control costs. The scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and many of which are beyond the Company's control.

     The Brazilian economy has in the past been subject to high levels of inflation. In 1998, inflation was 1.8% as measured by the IGP-M index, but inflation has increased in 1999. Inflation for the first quarter of 1999 was 7.4% and there can be no assurance that it will not remain at a high rate for the rest of the year. The Company does not expect that increases in its rates will keep pace with inflation, so high inflation would be likely to have an adverse effect on the Company's operating margins. High inflation could also have a variety of other effects on the Company's financial condition and results of operations that are not at present foreseeable. Because financial information for the Company for 1996 and 1997 is presented in constant reais as of December 31, 1997, reported revenues for those years reflect average real rates (i.e., actual rates as restated in constant currency in accordance with variations in the applicable index) rather than actual rates.

     The Brazilian currency has from time to time been subject to significant devaluation against the U.S. dollar and other foreign currencies. In 1998, devaluation of the real was 8.3%, but in the first quarter of 1999 there was a 42% devaluation. Devaluation results in exchange loss on the Company's U.S. dollar-denominated indebtedness. Indebtedness denominated in U.S. dollars amounted to R$29 million (approximately 74% of the Company's indebtedness) at December 31, 1998 and is expected to increase in 1999 and future years. Devaluation also increases the costs in real terms of equipment that is priced in U.S. dollars, which constitutes a substantial portion of the Company's capital expenditure requirements.

Impact of the Year 2000 Issue

     The Year 2000 Issue arises because many information technology systems and embedded systems existing in certain automated equipment and associated software use two digits, rather than four, to identify a year. Date-sensitive systems may potentially be unable to process accurately certain data before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors and miscalculations to significant systems failure, causing disruptions to various operations and activities including a temporary inability to render and send invoices, to process customer orders, to provide customer service, and facilitate various engineering and administrative functions.

     Based on recent assessments, the Company determined that it will be required to modify or replace significant portions of its software and certain hardware. The Company began independent operations during 1998, and the major portion of the equipment and software it uses was purchased in 1998 and 1999 and is Year 2000 compliant. With respect to other equipment and software, however, if modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company. To address the Year 2000 Issue, the Company has formulated a plan to ensure that the critical, date-sensitive systems and applications it relies on are Year 2000 compliant prior to December 31, 1999.

     The Company's plan to address the Year 2000 Issue involves assessment, remediation, testing and implementation. These phases run concurrently for different systems. To date, the Company completed the assessment of all systems critical to its operation and activities, which require modification or replacement prior to Year 2000. The remediation and the testing phases for all significant systems are expected to be completed by June 30, 1999, with 100% completion targeted for October 31, 1999.

     The Company relies to varying degrees on external business partners, such as third party vendors and service providers (including banks for payment processing) and interconnected telecommunication network operators. For example, calls originating on the Company's networks that terminate on other networks may experience problems unless the other networks' systems are Year 2000 compliant. The Company has begun to ask its external business partners about their progress in identifying and addressing the Year 2000 Issue. Once such information is collected, the Company will formulate contingency plans, such as the identification of alternative Year 2000 compliant service providers. For basic telephony, however, in most cases there is only one provider and the Company will not be able to select alternative providers. The inability of external business partners to complete their Year 2000 compliance process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable. The Company is in the process of developing contingency plans for its business critical system in the event of a Year 2000 failure. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies.

     The Company will utilize both internal and external resources to reprogram or replace, test, and implement the software and operating equipment for Year 2000 compliance. The total cost of the Year 2000 project to be incurred in 1999 is estimated at R$0.5 million and is not expected to have a material impact on the Company's financial position or results of operations.

     Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. There can be no assurance that there will not be delays, or increased costs associated with the implementation of required changes, which could have an adverse effect on future operations. If the Company does not complete any additional phases, its ability to take customer orders, provide services, invoice customers and collect payments could be adversely affected.

     The foregoing disclosure is based on management's current expectation, estimates and projections, which could ultimately prove to be inaccurate. Notwithstanding the efforts described above, the Company could potentially experience disruptions to some operations or supplies as a result of Year 2000 issues. Such disruptions could include problems from non-compliant systems utilized by suppliers, customers, governmental entities and others; or the inability or failure to identify all critical Year 2000 issues or to develop appropriate contingency plans for all Year 2000 issues that ultimately may arise. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The amount of potential liability and lost revenues cannot be reasonably estimated at this time.

     The most likely worst case scenario of failure by the Company, the interconnected telecommunication network operators or its other external business partners to resolve their Year 2000 Issue would be a temporary slowdown or cessation of its operations and certain activities in one or more of the areas in which it is operating at the time of the failure. The impact of such failure cannot be reasonably estimated at this time.

Item 9A.   Quantitative and Qualitative Disclosures About Market Risk

     The Company is primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs and debt are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The Company has exchange rate exposure with respect to the U.S. dollar. Approximately R$29.0 million of the Company's indebtedness is denominated in U.S. dollars. The potential additional costs to the Company that would result from a hypothetical 25% change in foreign currency exchange rates would be approximately R$7.3 million.

Interest Rate Risk

     At December 31, 1998, the Company had approximately R$39.2 million in loans and financing outstanding, all of which bore interest at floating rates. The Company invests its excess liquidity (R$79.7 million at December 31, 1998) mainly in short-term instruments. The potential loss in earnings to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 would be approximately R$0.5 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Note 5 to the Consolidated Financial Statements.

Item 10. Directors and Officers of Registrant

Board of Directors

     The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors comprises eleven members serving for a term of three years. The Board of Directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

     The following are the current members of the Board of Directors and their respective positions.


Name                                                                    Position                 Date elected
-----------                                                             --------             --------------------
Arthur Joaquim de Carvalho......................................        Chairman             August 10, 1998
Gerard Manuel Vazquez...........................................        Director             August 10, 1998
Wellington Dantas de Amorim.....................................        Director             August 10,1998
Bruno Ducharme..................................................        Director             September 1, 1998
David Travesso Neto.............................................        Director             September 1,1998
Zeno Antonio Brandt.............................................        Director             September 1,1998
Margriet Zwarts.................................................        Director             September 1, 1998
Rene Patoine....................................................        Director             September 1, 1998
Maria Amalia Delfim de Melo Coutrim.............................        Director             September 16, 1998
Sergio Jose Teixeira............................................        Director             April 23, 1999
Peter Gerald White..............................................        Director             April 23, 1999

         Set forth below are brief biographical descriptions of the Directors.

     Arthur Joaquim de Carvalho has served as the Chairman of the Board of Directors since August 1998. On August 10, 1998, he was also elected to the Board of Directors of Telemig Celular Participacoes S.A. In addition, Mr. Carvalho is a Principal of CVC/Opportunity Equity Partners Ltd., a Cayman Islands privately owned investment company. He served as a Senior Investment Officer for private equity at the Opportunity Group. Prior to working at Opportunity, he served as a Managing Director of Manuel Joaquim de Carvalho Ltda., an export-oriented agribusiness company. He holds a degree in business administration from the Federal University of Bahia.

     Gerard Manuel Vazquez has served as a member of the Board of Directors since August 1998. He serves as President of the Company and as a member of the Board of Telemig Celular Participacoes S.A., Telet S.A. and Americel S.A. Mr. Vazquez is Vice-President and Executive Director for Latin America of Telesystem International Wireless Inc. (TIW), a company of the Telesystem Ltd. group, and from 1994 until 1997 he held the same positions with Telesystem International Wireless Services Inc. (TIWS). In addition, from 1995 to 1997, Mr. Vazquez was Executive Director of International Business Development for the Americas, of Odyssey Telecommunications International Inc. Mr. Vazquez was a Corporate Vice-President of Future Electronics, a global electronics components distributor from 1993 to 1994, and from 1990 to 1993 led the international marketing team of the communications satellites division of Spar Aerospace Ltd. Prior to this, he was a Director of Marketing for Canadair Ltd. from 1987 to 1989, for the CL215 Division, for Spain, Portugal and Latin America. He has served as Trade Commissioner for the Canadian Department of External Affairs at the Canadian Embassies in Paris, Quito and Brasilia. Mr. Vazquez serves on various Boards of Directors. He holds a bachelor's degree from McGill University, Montreal, Canada and a certificate in business administration from the University of Ottawa.

     Wellington Dantas de Amorim has served as a member of the Board of Directors since August 1998. Since April 1998, Mr. Amorim has served as the Investment Manager for PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil. From 1982 to 1998, Mr. Amorim served as an employee of Banco do Brasil S.A. ("BB"). He served as Assistant to the Executive Committee of BB and Member of the Technical Consulting of the Executive Committee of BB. He has served also as the Coordinator of the Center of Planning and Control for the Rio de Janeiro State Cabinet. He holds a degree and a masters degree in international relations from the University of Brasilia.

     Bruno Ducharme was appointed to the Board of Directors of the Company in September 1998. He serves as President and Chief Executive Officer of TIW, as Executive Vice-President of Telesystem Ltd. ("Telesystem") and as a member of the Board of Directors of Teleglobe Inc. and of MDSI Mobile Data Solutions Inc. Mr. Ducharme joined the Telesystem group of companies in 1990 as Vice-President of Telesystem Financial Corporation and became a Vice-President of Telesystem in 1991. Mr. Ducharme has held a number of executive positions with companies within the Telesystem group including Executive Vice-President and Chief Financial Officer of Teleglobe Inc. in 1993 and President and Chief Executive Officer of Microcell Telecommunications Inc. in 1994. Mr. Ducharme holds a bachelor's degree in civil law from McGill University, a master's degree in business administration from the Wharton School of the University of Pennsylvania, and a master's degree in international relations from the University of Pennsylvania.

     David Travesso Neto has served as a member of the Board of Directors since September 1998. He serves as Vice-President of Companhia Energetica de Minas Gerais - CEMIG and Technical Executive officer of Companhia de Gas de Minas Gerais - GASMIG. From 1974 to 1986 he served in many positions in Alcan Aluminio do Brasil S.A. He also served as a professor of engineering at the School of Engineering of the Federal University of Ouro Preto. He holds a degree in production engineering from the Polytechnic School of the University of Sao Paulo, a degree in business administration from the Getulio Vargas Foundation and a masters degree in business administration from the University of Geneva, Switzerland.

     Zeno Antonio Brandt has served as a member of the Board of Directors since September 1998. He joined Banco do Brasil S.A. in 1986 where he has served as Chief of Service, Supervisor, Manager of Resources, and Branch Manager until 1997. He has diplomas in management, business administration, finance and sales.

     Margriet Zwarts was elected to the Board of Directors of the Company on September 1, 1998. She serves as Vice-President of Legal Affairs of Telesystem International Wireless Inc. Prior to that, she practiced law in private practice, initially with the Montreal law firm of Martineau, Walker and since 1989 with the Montreal law firm of Ogilvy Renault, where she had been a partner since 1991. She holds a bachelor's degree in civil law and a bachelor's degree in common law, both from McGill University, Montreal, Canada, and a master's degree in English literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

     Rene Patoine was elected to the Board of Directors of the Company on September 1, 1998. Mr. Patoine has been Executive Vice-President of Operations of the Company since September 1998. Prior to that he served as Executive Vice-President of Operations of Telesystem International Wireless Inc. He served as Vice-President of Operations & Strategy Planning for Telecel International Inc. from 1995 to 1997, Executive Advisor and Engineering Director for Conecel S.A. in Ecuador from 1993 to 1995, Project Director for Bell Canada International from 1992 to 1993, and General Manager of Telecel S.A. in Zaire from 1989 to 1991. He holds a bachelor's degree in electrical engineering from Sherbrooke University, Quebec, Canada.

     Maria Amalia Delfim de Melo Coutrim was elected to the Board of Directors of the Company on September 16, 1998. Mrs. Coutrim has over 17 years of experience in equity research. She has worked for Banco Bradesco S.A. and Triplic Corretora (stock brokerage). She also has served as a Director and partner of Banco Icatu S.A. She is a partner of CVC/Opportunity Equity Partners Ltd. and serves as a Director of this company. She holds a degree in economics from the Federal Rural University in the State of Rio de Janeiro.

     Sergio Jose Teixeira was elected to the Board of Directors of the Company on April 23, 1999. He has served as a board memeber of Fundacao Petrobras de Seguridade Social. At Petroleo Brasileiro S.A. - Petrobras and Petrobras Mineracao S.A. - Petromisa, he acquired broad experience in the areas of business administration, coordination, management and planning of human resource activities. He also serves a Professor at the Rio de Janeiro Education and Culture State office. He holds a degree in business administration from the Faculdade de Ciencia Contabeise Administrativas Moraes Juniior and a degree in politics and strategy studies from the Escola Superior de Guerra.

     Peter Gerald White was elected to the Board of Directors of the Company on April 23, 1999. He previously served as special assistant to the Federal Minister of Forestry and Rural Development in Canada, and special assistant to the Premier of Quebec. He founded the Laval Congress on Canadian Affairs in 1961, and in 1969 formed the Sterling Newspaper Group. He has received the recognition of Chevalier de l'Ordre National de la Legion d'Honneur in 1997 by the President of France for his role in developing strong economic ties between Canada and France. He served as the President of the Canada-France Business Club and later as Chairman of the Canadian Institute of International Affairs. He served as Chairman, President and CEO of Domgroup Ltd., Publisher of Saturday Night Magazine, founding Chairman of Public Policy Forum, President of the Council for Canadian Unity, Executive Vice-President of The Ravelston Corporation and Argus Corporation, and Director of Hollinger Inc., UniMedia Inc., Southam Inc., Telesystem Ltd., Proprietary Energy Industries Inc., Cinram International, and Normerica Building Systems Inc. He holds a law degree from the University of Laval.

Executive Officers

     The following are the Executive Officers and their respective positions.


Name                                                                                Position
-------------                                                 ---------------------------------------------------
Marcio Kaiser..............................................   President and Chief Executive Officer
Joao Cox Neto..............................................   Chief Financial Officer and Market Relations
                                                              Executive Officer
Rene Patoine...............................................   Executive and Vice-President of Operations
Jose Alberto D'Ambrosio....................................   Vice-President of Human Resources and Administration
Antonio Jose Ribeiro dos Santos............................   Vice-President of Business Development
Benoit Bellerose...........................................   Corporate Controller
Marcos Aurelio Lopes de Oliveira...........................   Superintendent of Telepara Celular S.A., Teleamapa
                                                              Celular S.A., Telma Celular S.A., Telamazon Celular
                                                              S.A., Telaima Celular S.A.

     Set forth below are brief biographical descriptions of the Executive Officers not included above.

     Marcio Kaiser was appointed President and Chief Executive Officer of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A. on January 4, 1999. Mr. Kaiser has extensive management and marketing experience in high technology, particularly the computer technology sector. He was, until recently, President and Managing Director of Oracle Brazil. Before that, Mr. Kaiser spent 20 years with IBM Brazil and IBM Latin America. He served successively as Chief Financial Officer, Regional Director, Country Director of Sales and Marketing, Vice-President and Director of Technology and Executive Committee Member for IBM Brazil. He also served as General Services Manager for IBM Latin America.

     Joao Cox Neto has been Chief Financial Officer since April 1, 1999. Prior to joining Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., Mr. Cox held the position of Chief Financial Officer at Odebrecht Servicos de Infraestrutura S.A. (OSI), the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions at the Odebrecht Group, including Finance Director for the holding company and CFO for OPP Petroquimica S.A. Mr. Cox holds a degree in Economics from Universidade Federal da Bahia and has attended to graduate studies in Economics at the Universite du Quebec a Montreal and at the Oxford University's CPS program. Since 1991 Mr. Cox has been a member of the Board of Directors of several companies in Brazil and Argentina and he is currently a member of the Board of ABRASCA (Brazilian Association of Public Companies) and IBRI (Brazilian Institute for Investor Relations).

     Jose Alberto D'Ambrosio was appointed Vice President of Human Resources and Administration on April 1, 1999. Mr. D'Ambrosio previously served as Director of Human Resources Products and Services at PricewaterhouseCoopers, where he worked extensively with multinational corporations in directing human resources consulting projects. Prior to that, he served as a Senior Consultant at Towers Perrin where he was responsible for designing, implementing and monitoring Compensation and Benefits Programs as well as for leading the Health Care consulting practice area in Latin America. Including his first assignment as Human Resources Manager for Alcoa Aluminio S.A., Mr. D'Ambrosio has 23 years of experience in the Human Resources field. He holds a degree in economics from Faculdade de Administracao e Economia de S.J. da Boa Vista/Sao Paulo as well a Post-Graduate degree in Administration from Instituto Maua de Tecnologia/Sao Paulo.

     Antonio Jose Ribeiro dos Santos has been appointed Vice-President of Business Development. Mr. Santos, with 28 years experience in the Brazilian telecommunications industry, joined the company's management team from Telebrasilia S.A., a recently privatized telephone company in Brasilia where he headed the engineering department. At Telebrasilia, he was responsible for projects such as the implementation and expansion of cellular lines. Mr. dos Santos worked for the first private cellular company in Brazil, Americel, as the head of the Strategic Planning Directory and for the B-Band cellular company in the State of Rio Grande do Sul, Telet S.A., where he was an Executive Vice-President. He also is a part-time professor at Brasilia University in the Department of Electric Engineering. Mr. dos Santos graduated from the University of Brasilia and holds a degree in Electric Engineering.

     Benoit Bellerose serves as Corporate Controller of the Company. Prior to joining the Company, Mr. Bellerose was the assistant controller at Telesystem International Wireless Inc. Before 1997 Mr. Bellerose was a principal at Ernst & Young in Canada. Mr. Bellerose holds a bachelor's degree in Business Administration from the Universite du Quebec a Trois-Rivieres, Canada and is a member of the Canadian Institute of Chartered Accountants.

     Marcos Aurelio Lopes de Oliveira has served as an Executive Officer since May 1998. From 1991 to 1996 he served as President of Telecomunicacoes do Para S.A. - TELEPARA, and from 1996 to 1998, he served as Director of Engineering. Currently he serves as Superintendent of Telepara Celular S.A., Teleamapa Celular S.A., Telma Celular S.A., Telamazon Celular S.A. and Telaima Celular S.A. He holds a degree in electrical engineering from the Federal University of Para.

Item 11.   Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Company to all directors and executive officers as a group was approximately R$108.4 thousand.

     For the year ended December 31, 1998, the Company did not set aside or accrue monies to provide pension, retirement or similar benefits for officers and directors.

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

         None.

Item 13.   Interest of Management in Certain Transactions

         None.

                                     PART II

Item 14.   Description of Securities to be Registered

         None.

                                    PART III

Item 15.   Defaults upon Senior Securities

         Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

         None.

                                     PART IV

Item 17.   Financial Statements

     The Registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

         Reference is made to pages F-1 through F-27.

Item 19.   Financial Statements and Exhibits

              (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

                  Independent Auditors' Report

                  Consolidated Balance Sheets

                  Consolidated Statements of Operations and Comprehensive Income

                  Consolidated Statement of Cash Flows

                  Consolidated Statement of Net Interdivisional Cash Distribution (Receipt)

                  Consolidated Statement of Changes in Shareholders' Equity

                  Notes to the Consolidated Financial Statements

              (b) Exhibits:

                  Amendments to the Charter of the Registrant* previously filed with the Registrant's Registration Statement on September 18, 1998.

                  Amendment to the Deposit Agreement** previously filed with the Registrant's Registration Statement on September 18, 1998.

                  There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.


--------
* Incorporated by reference to the Holding Company's Form 6-K filed on April 23, 1999 and May 8, 1999.

** Incorporated by reference to the exhibits filed with the Holding Company's Current Report on Form F-6 on October 28, 1998 (No. 333-9554).

               INDEX OF DEFINED TERMS

                                                Page

AD.................................................7
ADRs..............................................ii
ADSs..............................................ii
American Depositary Shares........................ii
Anatel.............................................1
Anatel Decree.....................................12
Annex IV Regulations..............................23
Annex V Regulations...............................23
Band A............................................10
Band A Service Provider...........................10
Band B............................................10
Band B Service Provider...........................10
BB................................................39
Brazil............................................ii
Brazilian Corporation Law.........................22
Brazilian GAAP....................................ii
Brazilian Securities Law..........................22
Breakup............................................1
Breakup of Telebras................................1
Cellular Region....................................2
Central Bank.......................................4
Code..............................................27
COFINS.............................................8
Common Shares.....................................ii
Company...........................................ii
Concessions........................................1
Consolidated Financial Statements.................ii
CPMF tax..........................................26
Custodian.........................................23
CVM...............................................22
Deposit Agreement.................................21
Depositary........................................21
dollars...........................................ii
DSL1...............................................7
DSL2...............................................7
e&p...............................................27
Embratel...........................................2
Federal Government................................ii
Fittel............................................11
Fixed-Line Region..................................2
GDP................................................4
General Telecommunications Law.....................1
IBGE...............................................4
ICMS...............................................7
IGP-DI............................................15
IGP-M.............................................18
IMF...............................................16
IOF tax...........................................26
ISS................................................7
List of Obligations...............................12
Minimum Law.......................................13
New Holding Companies..............................1
Newtel............................................21
non-Brazilian holder..............................24
non-U.S. holder...................................28
Opportunity.......................................21
PCS...............................................10
PIS................................................8
Predecessor Companies.............................ii
Preferred Shares..................................ii
R$................................................ii
reais.............................................ii
real..............................................ii
Real Plan.........................................15
Region.............................................1
Registered Capital................................26
Registrant........................................ii
Rio de Janeiro Stock Exchange.....................21
Sao Paulo Stock Exchange..........................21
SENN..............................................22
Sistel............................................12
Subsidiaries......................................ii






                                                Page

Tele Norte Celular................................ii
Telebras..........................................ii
Telebras System....................................1
Telecommunications Regulations.....................1
Telesystem........................................40
Telpart............................................2
TIW...............................................21
TJLP..............................................25
U.S. dollars......................................ii
U.S. GAAP.........................................ii
U.S. holder.......................................27
US$...............................................ii
VC1................................................6
VC2................................................6
VC3................................................6

                               TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     AMPS (Advanced Mobile Phone Service): An analog cellular telecommunications services standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Automatic international roaming: A service which permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular telecommunications technology.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected, low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Channel: One of a number of discrete frequency ranges utilized by a base station.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange:  See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Manual international roaming: A service that permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

     Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

         Repeaters:  A device that amplifies an input signal for retransmission.

     Roaming: A function that enables subscribers to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TELE NORTE CELULAR PARTICIPACOES S.A.


                                  By: /s/ Marcio Kaiser
                                      ------------------------------------
                                      Name:  Marcio Kaiser
                                      Title: President and Chief Executive
                                            Officer


                                  By: /s/ Joao Cox Neto
                                      ------------------------------------
                                      Name:  Joao Cox Neto
                                      Title: Chief Financial Officer and Market
                                             Relations Executive Officer

Dated:  June 30, 1999

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Independent Auditors' Report....................................................................................F-2
Consolidated Balance Sheets.....................................................................................F-4
Consolidated Statements of Operations and Comprehensive Income..................................................F-5
Consolidated Statement of Cash Flows............................................................................F-6
Consolidated Statement of Net Interdivisional Cash Distribution (Receipt).......................................F-7
Consolidated Statement of Changes in Shareholders' Equity.......................................................F-8
Notes to the Consolidated Financial Statements.....................................................F-9 through F-27

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.

We have audited the accompanying consolidated balance sheet of Tele Norte Celular Participacoes S.A. as of December 31, 1998, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Norte Celular Participacoes S.A. at December 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.




Brasilia, Brazil
February 10, 1999
Ernst & Young Auditores Independentes S.C.

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF

We have audited the accompanying consolidated balance sheet of Tele Norte Celular Participacoes S.A. as of December 31, 1997, and the related consolidated statements of operations and comprehensive income, net interdivisional cash distribution (receipt), and changes in shareholders' equity for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


The accompanying consolidated financial statements, referred to above, have been prepared in accordance with generally accepted accounting principles in the United States of America and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Celular Participacoes S.A. as of December 31, 1997, and its results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States.


July 17, 1998

Brasilia, Brazil
KPMG Auditores Independentes

Tele Norte Celular Participacoes S.A.


[see notes 1, 2, 12 and 13]

                           CONSOLIDATED BALANCE SHEETS


Figures are in Brazilian Reais - R$

                                                                  December 31,        December 31,
                                                                      1997                    1998
--------------------------------------------------------------------------------------------------
                                                               [thousands of R$    [thousands of R$
                                                              constant - note 2]   actual - note 2]
ASSETS
Current assets:
Cash and cash equivalents                                            8,845                 79,733
Trade receivables, net of allowance for doubtful
   accounts of R$9,696 and R$18,220                                 39,703                 30,092
Other receivables                                                       --                 13,940
Deferred income taxes                                                   --                 16,472
Other current assets                                                   643                  4,988
--------------------------------------------------------------------------------------------------
                                                                    49,191                145,225
--------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                 216,730                207,340
Deferred income taxes                                                   --                  3,929
Other non current assets                                               216                  2,230
--------------------------------------------------------------------------------------------------
                                                                   266,137                358,724
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                    18,733                  4,542
Accrued liabilities                                                  1,926                 10,813
Value added and other taxes payable                                  1,971                  8,838
Income taxes payable                                                    --                 12,188
Deferred income taxes                                                  571                     --
Current portion of long-term debt
   Third parties                                                     1,815                 13,226
   Payable to a related party                                        6,430                     --
Deferred activation fees                                                --                  5,266
Other current liabilities                                              584                 11,698
--------------------------------------------------------------------------------------------------
                                                                    32,030                 66,571
--------------------------------------------------------------------------------------------------
Deferred income taxes                                                3,456                     --
Long-term debt
   Third parties                                                     7,217                 25,977
   Payable to a related party                                        8,595                     --
Provision for contingencies                                             13                  9,043
Minority interest                                                   57,634                 67,281
--------------------------------------------------------------------------------------------------
                                                                    76,915                102,301
--------------------------------------------------------------------------------------------------

Shareholders' equity
Divisional equity                                                  157,192                     --
Preferred shares, no par value, issued and outstanding
   210,029,997 thousand shares                                          --                 36,266
Common shares, no par value, issued and outstanding
   124,369,031 thousand shares                                          --                 21,483
Other capital and reserves                                              --                102,618
Retained earnings                                                       --                 29,485
--------------------------------------------------------------------------------------------------
                                                                   157,192                189,852
--------------------------------------------------------------------------------------------------
                                                                   266,137                358,724
==================================================================================================

See the accompanying notes to the consolidated financial statements




Tele Norte Celular Participacoes S.A.
[see notes 1,2, 12 and 13]

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME


Figures are in Brazilian Reais - R$


                                                                 Year ended December 31,
                                                        1996          1997                   1998
--------------------------------------------------------------------------------------------------
                                                         [thousands of R$        [thousands of R$
                                                        constant - note 2]       actual - note 2]
Revenues:
   Services provided to third parties                143,073       175,833                206,629
   Services provided to related parties               23,380        43,483                 25,926
--------------------------------------------------------------------------------------------------
                                                     166,453       219,316                232,555
--------------------------------------------------------------------------------------------------

Cost of services:
   Provided by related parties                        27,437        35,503                 20,987
   Others                                              2,716         3,896                 27,912
Selling, general and administrative expenses          27,334        35,088                 50,292
Bad debt expense                                         154        12,333                 38,428
Other net operating (income) expense                  (4,864)        1,473                 (1,688)
Depreciation                                           7,472        12,296                 20,266
Impairment of long-lived assets                           --            --                 18,448
--------------------------------------------------------------------------------------------------
Operating income                                     106,204       118,727                 57,910

Interest income                                           --            --                 (8,591)
Interest expense                                          --            --                  4,047
Foreign exchange loss (gain)                          (1,155)       (1,058)                 2,472
Allocated interest expense                                --           791                     --
Net non-operating income                               1,159           979                     --
--------------------------------------------------------------------------------------------------
Income before minority interest, unallocated
   interest expense and taxes                        106,200       118,015                 59,982
Minority interest before unallocated interest
   expense and taxes                                  19,331        33,483
---------------------------------------------------------------------------
Income before unallocated interest expense
   and taxes                                           86,869       84,532
                                                ---------------------------
Income taxes                                                                               16,897
Minority interest                                                                          11,553
                                                                                        ----------
Net income and comprehensive income                                                        31,532
                                                                                        ==========

Basic and diluted earnings, in Reais per
   thousand common shares                                                                    0.09
==================================================================================================

See the accompanying notes to the consolidated financial statements

Tele Norte Celular Participacoes S.A.
[see notes 1,2, 12 and 13]

                      CONSOLIDATED STATEMENT OF CASH FLOWS


Figures are in Brazilian Reais - R$


                                                                                       Year ended
                                                                                     December 31,
                                                                                             1998
-------------------------------------------------------------------------------------------------
                                                                                 [thousands of R$
                                                                                 actual - note 2]
Operating activities:
Net income                                                                                 31,532
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                            20,266
   Deferred income taxes                                                                  (24,428)
   Minority interest                                                                       11,553
   Unrealized foreign exchange loss on long-term debt                                       1,700
   Provision for contingencies                                                              9,030
   Impairment of long-lived assets                                                         18,448
   Compensation expense                                                                     1,200
Changes in operating assets and liabilities:
   Trade receivables                                                                        9,611
   Accounts payable and accrued liabilities                                                 4,864
   Accounts payable related to property, plant and equipment                              (14,121)
   Value added and other taxes payable                                                      6,867
   Income taxes payable                                                                    12,188
   Deferred activation fees                                                                 5,266
   Others                                                                                  (9,185)
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  84,791
--------------------------------------------------------------------------------------------------

Investing activities:
   Proceeds from sales of property, plant and equipment                                     2,348
   Additions to property, plant and equipment                                             (31,672)
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                     (29,324)
--------------------------------------------------------------------------------------------------

Financing activities:
   Increase in long-term debt                                                              21,971
   Repayment of long-term debt                                                             (8,525)
   Contribution upon Spin-Off                                                               1,975
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                  15,421
--------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents for the year                                         70,888
Cash and cash equivalents, beginning of the year                                            8,845
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                                 79,733
==================================================================================================

Supplemental cash flow information:
   Income taxes paid                                                                       29,229
   Interest paid                                                                            2,343
==================================================================================================

See the accompanying notes to the consolidated financial statements

Tele Norte Celular Participacoes S.A.
[see notes 1 and 2 ]

                         CONSOLIDATED STATEMENTS OF NET
                   INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)


Figures are in Brazilian Reais - R$


                                                                                  Year ended
                                                                                 December 31,
                                                                              1996           1997
--------------------------------------------------------------------------------------------------
                                                                                 [thousands of R$
                                                                               constant - note 2]
Operating activities:
Income before unallocated interest expense and taxes                          86,869       84,532
Adjustments to reconcile to cash provided by operating activities:
   Depreciation                                                                7,472       12,296
   Minority interest in income before unallocated interest
     expense and taxes                                                        19,331       33,483
   Trade receivables                                                         (15,161)     (10,672)
   Other current assets                                                         (610)        (206)
   Trade payables and accrued liabilities                                     (1,821)       3,373
   Value added and other taxes payable                                         1,233       (2,412)
   Other current liabilities                                                      81          443
--------------------------------------------------------------------------------------------------
                                                                              97,394      120,837
--------------------------------------------------------------------------------------------------

Investing activities:
   Additions to property, plant and equipment                               (105,467)     (51,768)
   Proceeds fromdisposal of property, plant and equipment                        408           26
--------------------------------------------------------------------------------------------------
                                                                            (105,059)     (51,742)
--------------------------------------------------------------------------------------------------

Financing activities:
   Repayment of long-term debt                                                (2,233)     (14,496)
   Increase in long-term debt                                                     --       25,925
--------------------------------------------------------------------------------------------------
                                                                              (2,233)      11,429
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              (9,898)      80,524
Cash and cash equivalents, beginning of the year                                  --           --
Cash and cash equivalents, end of the year                                        --       (8,845)
--------------------------------------------------------------------------------------------------
Net interdivisional cash distribution (receipt)                               (9,898)      71,679
==================================================================================================

Supplemental cash distribution information:
   Interest paid                                                                  60       7,108
==================================================================================================

See the accompanying notes to the consolidated financial statements

Tele Norte Celular Participacoes S.A.
[see notes 1, 2, 12 and 13]

                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY


Figures are in thousands of constant Brazilian Reais - R$ of December 31, 1997 for the years ended December 31, 1996 and 1997 and in thousands of actual Brazilian Reais - R$ for the year ended December 31, 1998



                                                                     Other capital and
                                                                         reserves
                                                                   ---------------------
                                 Divisional   Preferred  Common    Distributable           Retained
                                  equity       shares    shares      capital      Others    earnings  Total
-----------------------------------------------------------------------------------------------------------

Balance at December 31, 1995      45,935         --       --           --        --         --       45,935
-----------------------------------------------------------------------------------------------------------
Income before unallocated
   interest expense and taxes     86,869         --       --           --        --         --       86,869
Deferred taxes                    (3,843)        --       --           --        --         --       (3,843)
Net interdivisional cash           9,898         --       --           --        --         --        9,898
   receipt
Minority interest effects
   other than on income           (1,544)        --       --           --        --         --       (1,544)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1996     137,315         --       --           --        --         --      137,315
-----------------------------------------------------------------------------------------------------------
Income before unallocated
   interest expense and taxes     84,532         --       --           --        --         --       84,532
Deferred taxes                      (596)        --       --           --        --         --         (596)
Net interdivisional cash         (71,679)        --       --           --        --         --      (71,679)
   distribution
Minority interest effects
   other than on income            7,620         --       --           --        --         --        7,620
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1997     157,192         --       --           --        --         --      157,192
-----------------------------------------------------------------------------------------------------------
Contributed capital from the
   Spin-Off                        1,975         --       --           --        --         --        1,975
Allocation of divisional
   equity as a result of        (159,167)    36,266   21,483       46,789    54,629         --           --
   Spin-Off
Contributed capital                   --         --       --           --     1,200         --        1,200
Interest on capital                   --         --       --           --        --     (2,047)      (2,047)
Net income                            --         --       --           --        --     31,532       31,532
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1998          --     36,266   21,483       46,789    55,829     29,485      189,852
===========================================================================================================

See the accompanying notes to the consolidated financial statements

Tele Norte Celular Participacoes S.A.

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

Amounts are in thousands of constant Brazilian Reais - R$ of December 31, 1997 as of and for the years ended December 31, 1996 and December 31, 1997 and in thousands of actual Brazilian Reais - R$ as of and for the year ended December 31, 1998


1.     Background and description of business

Beginning in 1995, the federal government of Brazil [the "Federal Government"] undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ["Telebras"] which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil [the "Telebras System"].

In preparation for the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were first separated from the operating subsidiaries, and subsequently the fixed line businesses, the new cellular businesses and the long-distance operator were combined into twelve separate groups [the "New Holding Companies", individually, "New Holding Company"]. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao ["Spin-Off"]. As part of this process Tele Norte Celular Participacoes S.A. was formed on May 22, 1998, through the Spin-Off of certain assets and liabilities of Telebras, including 80.3%, 86.9%, 90.6%, 69% and 66.8% of the share capital of Telamazon Celular S.A., Telaima Celular S.A., Teleamapa Celular S.A., Telepara Celular S.A. and Telma Celular S.A. [together the "subsidiaries"], respectively.

Telamazon Celular S.A., Telaima Celular S.A., Teleamapa Celular S.A., Telepara Celular S.A. and Telma Celular S.A. were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes do Amazonas S.A. ["Telamazon"], Telecomunicacoes de Roraima S.A. ["Telaima"], Telecomunicacoes do Amapa S.A. ["Teleamapa"], Telecomunicacoes do Para S.A. ["Telepara"] and Telecomunicacoes do Maranhao S.A. ["Telma"] the assets and liabilities comprising their respective cellular telecommunications services [together the "predecessor companies"]. Tele Norte Celular Participacoes S.A. and its subsidiaries [together the "Company"] are the primary suppliers of cellular telecommunications services in the states of Amazonas, Roraima, Amapa, Para and Maranhao under the terms of concessions granted by the Federal Government on October 23, 1997 [the "Concessions"]. The Concessions will expire in 2009 and may be renewed at the discretion of Agencia Nacional de Telecomunicacoes ["Anatel"], the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. Through their predecessors Telamazon, Telaima, Teleamapa, Telepara and Telma, the Company has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapa, Para and Maranhao since April 1994.

On July 29, 1998, the Federal Government sold to twelve buyers [the "New Controlling Shareholders"] its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders, effective August 4, 1998, substantially all its economic and voting rights with respect to the New Holding Companies.

The Company's business, including the services it may provide and the rates it charges, is regulated by Anatel and is fully dependent upon the cellular telecommunications concession granted by the Federal Government.

The Company will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. The country's currency is subject to significant devaluation which could result in difficulties or additional costs in raising financing. A significant devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company's financial position, cash flows or results of operations.

2.     Presentation of the financial statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and rules and regulations adopted by the United States Securities and Exchange Commission. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

The Company has also published consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and rules and regulations adopted by the Brazilian Securities Commission ["CVM"].

a.     Basis of presentation prior to December 31, 1997

The Spin-Off of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma to the Company was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma were transferred to the Company at their indexed historical costs. The revenues and expenses associated with such assets and liabilities were allocated to the Company. Separate records of revenues and costs of services of the cellular telecommunications businesses were maintained historically. Accordingly, the actual amounts were allocated for the 1996 and 1997 fiscal years included herein.

The consolidated statements of operations and of net interdivisional cash distribution [receipt] have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1997 and for each year in the two-year period ended December 31, 1997 had the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma been separate legal entities during such period.

With respect to costs [other than costs of services], the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the consolidated statements of operations for the periods presented. Those allocation criteria included: square footage [in relation to land and building related expenses], number of terminals [in relation to general management, accounting, data processing, legal department and other general staff functions], number of employees [in relation to the human resources department], number of requisitions issued [in relation to office material costs] and miles driven [in relation to certain transportation costs]. Management believes that the amounts included in the consolidated statements of operations for the years ended December 31, 1996 and 1997 fairly reflect the income before interest income, unallocated interest expense and taxes of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma.

Prior to December 31, 1997, cash and certain non-specific debt could not be segregated from Telamazon, Telaima, Teleamapa, Telepara and Telma. Accordingly, these amounts have not been included in the accompanying consolidated financial statements. Additionally, interest income and unallocated interest expense relating to the cellular telecommunications businesses could not be identified. Consequently, income tax expense and related liabilities do not appear in the consolidated statements of operations and balance sheets for 1996 and 1997. The portion of consolidated equity and income before interest income, unallocated interest expense and taxes attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for each of the years in the two-year period ended December 31, 1997 is reflected as "minority interest" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 19.74%, 13.09%, 9.36%, 30.96% and 33.21% of the share capital of Telamazon,
Telaima, Teleamapa, Telepara and Telma, respectively. All taxes payable at December 31, 1997, related to revenues [ICMS, PASEP, COFINS] remained with the predecessor companies when the assets and liabilities of the cellular telecommunications businesses were transferred to the subsidiaries. The legal responsibility for their payment remained with the predecessor companies.

Because it was not possible to segregate the cash balances for the cellular telecommunications businesses prior to December 31, 1997, a traditional statement of cash flows could not be prepared for each of the years in the two-year period ended December 31,1997. In lieu of detailing the beginning and ending cash and cash equivalents balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma has been presented as "Net interdivisional cash distribution [receipt]" in the statements of net interdivisional cash distribution [receipt].

At December 31, 1997, cash equivalents of R$8,845 comprising an interest bearing deposit with Banco do Brazil S.A., a goverment-controlled entity, were allocated from Telamazon, Telaima, Teleamapa, Telepara and Telma to the Company to meet future estimated working capital requirements.

Since the Company's subsidiaries did not exist prior to January 1, 1998, no individual capital structure was maintained. Consequently, the net assets contributed were shown as "divisional equity" in the accompanying consolidated balance sheet as of December 31, 1997, and changes in net assets contributed were presented in the consolidated statements of changes in shareholders' equity for each of the years in the two-year period ended December 31, 1997.

Earnings per share has not been presented for the years ended December 31, 1996 and 1997, as the consolidated statements of operations exclude interest income, unallocated interest expense and taxes, as a result of nonspecific cash and debt not being allocated from Telamazon, Telaima, Teleamapa, Telepara and Telma.

Full indexation to December 31, 1997

The consolidated financial statements as of and for the years prior to December 31, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

i. Inflation restatement index

The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the Indice Geral de Precos-Mercado [the General Prices Index-Market or the "IGP-M"] of the Fundacao Getulio Vargas in 1996 and 1997. Inflation for the two-year period ended December 31, 1997, as measured by the IGP-M, was as follows:


Period                                          Index               Annual inflation
------------------------------------------------------------------------------------------
                                                                            %
Year ended December 31, 1996                    IGP-M                      9.2
Year ended December 31, 1997                    IGP-M                      7.7

Management believes that this index is an appropriate indication of general price-level inflation to be used for the years indicated.

The effects of price-level adjustments and the monetary gains and losses associated with the indexation have not been eliminated in these financial statements, because the application of inflation restatement as measured by the IGP-M represents a comprehensive measure of the effects of price-level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The restated balances of non-monetary assets and liabilities of the Company as of December 31, 1997 were used as the opening balances on January 1, 1998 and are no longer restated for inflation beginning January 1, 1998.

ii. Consolidated statements of operations

Items in the consolidated statements of operations for the years ended December 31, 1996 and 1997 are adjusted by:

o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating (income) expense."

iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

As a result of legislation mandating the discontinuation of the indexation system from January 1, 1996, the indexation of assets and liabilities is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to this deferred tax liability of R$4,021 and R$4,091 in 1996 and 1997, respectively, was recorded directly against divisional equity.

b.     Basis of presentation subsequent to December 31, 1997

On May 22, 1998, the shareholders of Telebras approved the Spin-Off, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. The New Holding Companies contain the assets and liabilities previously recorded in the accounts of Telebras, with limited exceptions.

The shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and therefore is presented as "Distributable Capital" on the consolidated statements of changes in shareholders' equity. The net assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in a net equity increase of R$1,975 in relation to the Company's historical divisional equity.

The first column in the table below summarizes the December 31, 1997 consolidated historical balances of the Company, and the "Company Consolidated Statement" column summarizes the opening consolidated balance sheet at January 1, 1998 of Tele Norte Celular Participacoes S.A. after giving effect to the Spin-Off adjustments and eliminations. The "Adjustments and Eliminations" column includes (i) the transfer of cash from Telebras to the Company and (ii) the set up of the legal capital structure of the Company.


                                                            December 31,
                                                                1997                Adjustments             Company
                                                             Historical                 and              Consolidated
                                                              Balances             Eliminations            Statement
---------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                        8,845                  2,000                   10,845
Accounts receivable from
   related party                                                   430                     --                      430
Other assets                                                    40,132                     --                   40,132
----------------------------------------------------------------------------------------------------------------------
                                                                49,407                  2,000                   51,407
Property, plant and equipment, net                             216,730                     --                  216,730
----------------------------------------------------------------------------------------------------------------------
                                                               266,137                  2,000                  268,137
======================================================================================================================

Liabilities
Accounts payable to related party                                1,722                     --                    1,722
Loans from Telebras                                              6,430                     --                    6,430
Loans from third parties                                         1,815                     --                    1,815
Other current liabilities                                       22,063                     --                   22,063
----------------------------------------------------------------------------------------------------------------------
                                                                32,030                     --                   32,030
----------------------------------------------------------------------------------------------------------------------
Loans from Telebras                                              8,595                     --                    8,595
Other non current liabilities                                   10,686                     25                   10,711
Minority interest                                               57,634                     --                   57,634
----------------------------------------------------------------------------------------------------------------------
                                                                76,915                     25                   76,940
----------------------------------------------------------------------------------------------------------------------
Divisional equity                                              157,192               (157,192)                      --
Share capital                                                       --                 57,749                   57,749
Other capital and reserves                                          --                 54,629                   54,629
Distributable capital                                               --                 46,789                   46,789
----------------------------------------------------------------------------------------------------------------------
                                                               157,192                  1,975                  159,167
----------------------------------------------------------------------------------------------------------------------
                                                               266,137                  2,000                  268,137
======================================================================================================================

The December 31, 1997 historical balances have been adjusted to record deferred income tax assets amounting to R$2,294 and to record a corresponding increase to divisional equity of R$1,841 and minority interest of R$453. This adjustment, which is related to temporary differences between carrying and tax values of certain assets, had no impact on the Company's 1997 results of operations because the 1997 statement of operations did not give effect to income taxes.

An amount of R$7,338 has been reclassified from divisional equity to Minority interest on the balance sheet as at December 31, 1997 to correct a computational error whereby divisional equity was overstated and minority interest was understated by R$7,338 respectively. This error had no impact on the Company's results as at December 31, 1997, as it was a misallocation between two balance sheet items.

Upon formation, the Company's legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998. The value of shareholders' equity of R$167,283 includes distributable capital of R$46,789.

The allocated distributable capital and future retained earnings computed using Brazilian GAAP will be the basis from which future dividends will be payable.

Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three-month delay between the accounting base date for a Spin-Off and the date on which the shareholders' meeting approves the Spin-Off, including the related accounting basis for the net assets spun off. As a result, the consolidated financial statements of the Company include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash allocated from Telebras as of March 1, 1998.

3.     Summary of accounting policies

The summary of significant accounting policies is as follows:

a.     Consolidation

The consolidated financial statements of the Company for the year ended December 31, 1998 include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

b.     Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

c.     Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

d.     Property, plant and equipment

Property, plant and equipment are stated at indexed cost through December 31, 1997, and at cost thereafter. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

                                                                      Years
---------------------------------------------------------------------------

Buildings                                                                20
Network equipment                                                    6 to 8
Other equipment                                                      4 to 5
---------------------------------------------------------------------------

Interest incurred on borrowings is capitalized as part of property, plant and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress. The amount of interest capitalized excludes the inflationary element in local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable [see note 10].

In December 1998, to comply with industry practice, the Company reduced the estimated useful lives of certain of its assets as follows: network equipment from 10 to 13 years to 6 to 8 years, buildings from 25 years to 20 years and other equipment from 5 to 20 years to 4 to 5 years. The Company believes that the estimated useful lives used by the industry better reflect the period of the economic benefits to be received from the assets. The effect of this change will be to increase depreciation expense in future years.

e.     Revenue recognition

Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Effective January 1, 1998, the Company defers net activation fees. These fees are amortized over twelve months, the estimated effective contract life.

f.     Pension and other post-retirement benefits

The Company participates in a multi-employer plan that provides pension and other post-retirement benefits for its employees. The costs of pension and other post-retirement benefits are based on a fixed percentage of remuneration, as recommended annually by independent actuaries. Current costs are determined as the amount of required contribution for the period and are recorded on an accrual basis.

g.     Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

h.     Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$930 for the year ended December 31, 1998. The Company did not maintain specific records for prior years.

i.     New accounting pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

SFAS No. 133 requires recognition of all derivative instruments as either assets or liabilities in the balance sheet and measurement of such instruments at fair value. The standard, which must be adopted in fiscal year 2000 at the latest, also requires certain disclosures about derivative transactions and hedging strategies. The financial impact of the eventual adoption of SFAS No. 133 has not yet been determined.






4.       Property, plant and equipment

                                                                                    Accumulated          Carrying
                                                                    Cost            depreciation          value
-----------------------------------------------------------------------------------------------------------------------
December 31, 1997
Land and buildings                                                   5,334                  196             5,138
Network equipment                                                  177,106               18,938           158,168
Other equipment                                                     11,416                2,371             9,045
Construction-in-progress                                            44,379                   --            44,379
-----------------------------------------------------------------------------------------------------------------------
                                                                   238,235               21,505           216,730
=======================================================================================================================

December 31, 1998
Land and buildings                                                   6,096                  417             5,679
Network equipment                                                  216,561               38,974           177,587
Other equipment                                                      5,947                2,243             3,704
Construction-in-progress                                            20,370                   --            20,370
-----------------------------------------------------------------------------------------------------------------------
                                                                   248,974               41,634           207,340
=======================================================================================================================

The amount of interest capitalized as part of property, plant and equipment is R$3,847, R$3,251 and R$2,268 for the years ended December 31, 1996, 1997 and 1998, respectively.


5.     Long-term debt

                                                                        December 31,                      December 31,
                                                                            1997                                  1998
----------------------------------------------------------------------------------------------------------------------
Term loan                                                                  15,025                               10,231
Loans payable                                                               9,032                               28,972
----------------------------------------------------------------------------------------------------------------------
                                                                           24,057                               39,203
Less current maturities                                                     8,245                               13,226
----------------------------------------------------------------------------------------------------------------------
                                                                           15,812                               25,977
======================================================================================================================

Term loan

This loan is denominated in Brazilian Reais, bears interest at a rate indexed to the variation of "Fundo Extra-Mercado" disclosed by the Bank of Brazil. The variation was 27.63% at December 31, 1998. It is due in monthly installments through September 2000.

Loans payable

The loans are denominated in US dollars and bear interest at LIBOR + 0.4%. The LIBOR rate was 5.06% at December 31, 1998 [5.85% at December 31, 1997]. They are payable in semi-annual installments through March 2003.

Minimum annual principal repayments of all long-term debt during the next five years are as follows:

---------------------------------------------------------------------------

1999                                                                 13,226
2000                                                                 10,332
2001                                                                  6,648
2002                                                                  6,648
2003                                                                  2,349
---------------------------------------------------------------------------
Total                                                                39,203
===========================================================================


6.     Capital stock

The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized [including both preferred and common shares]. At May 22, 1998 [the date the Company was legally formed], there were 210,029,997 thousand outstanding preferred shares and 124,369,031 thousand outstanding common shares. The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting.

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, 6% non-cumulative dividend. The preferred shares are also entitled to priority over the common shares in the case of liquidation of the Company.

Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

As part of the privatization of Telebras, the Brazilian Federal Government offered Telebras' employees the right to purchase, at a discounted price, the Federal Government's entire holding of Telebras preferred shares and the preferred shares of each of the New Holding Companies created as a result of the Spin-Off. The period during which employees could subscribe for the shares began on August 4, 1998, and expired on October 30, 1998. In 1998, the Company recorded compensation expense and contributed capital in the amount of R$1,200 related to this offer.

Dividends

Under Brazilian Corporation Law, dividends can only be paid out of the distributable capital arising from the Spin-Off and from future retained earnings. Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income [as defined below] on such date. The annual dividend distributed to holders of preferred shares [the "Preferred Dividend"] has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

For the purposes of the Brazilian Corporation Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporation Law, the Company is required to appropriate 5% of its annual earnings, calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 1998, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$183,931 including a legal reserve of R$5,491.

Additionally, Brazilian corporations are permitted to attribute tax-deductible interest expense on shareholders' equity, which may either be paid in cash, in the form of a dividend, or used to increase capital stock value for statutory purposes. For financial reporting purposes, such interest on capital is recorded as a reduction from retained earnings.


7.     Earnings per common share

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

As discussed in Note 1, the Company was formed subsequent to December 31, 1997. The equity structure utilized for earnings per share computations is that of the new entity formed in May 1998.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends [distributable net income] and the preferred shareholders' portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally, on a per share basis, by the preferred and common shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                                                                  1998
----------------------------------------------------------------------------------------------------------------------
Numerator:
   Net income                                                                                                   31,532
   Less: Distributable net income available to preferred stockholders                                           (2,176)
         Undistributed net income allocated to preferred stockholders                                          (17,629)
----------------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per thousand shares-income
   available to common stockholders                                                                             11,727
======================================================================================================================

Denominator:
   Basic and diluted weighted-average number of common shares
   (in thousands)                                                                                          124,369,031
======================================================================================================================

Basic and diluted earnings, in Reais per thousand common shares                                                   0.09
======================================================================================================================


8.     Income taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for income tax and for the social contribution tax are 25% and 8%, respectively.

Following is the detail of income tax expense for the year ended December 31, 1998:


----------------------------------------------------------------------------------------------------------------------
Federal income tax charge                                                                                       31,150
Social contribution tax charge                                                                                  10,175
Deferred taxes                                                                                                 (24,428)
----------------------------------------------------------------------------------------------------------------------
Income tax expense as reported in the accompanying financial statements                                         16,897
======================================================================================================================


Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 33% for the year ended
December 31, 1998:

----------------------------------------------------------------------------------------------------------------------
Tax charge at the combined statutory rate                                                                       19,794
Non-deductible expenses                                                                                          2,330
Non-taxable income                                                                                              (5,227)
----------------------------------------------------------------------------------------------------------------------
Income tax expense as reported in the accompanying financial statements                                         16,897
======================================================================================================================

Following is an analysis of deferred income tax assets and liabilities:


----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts                                                                               6,013
   Impairment of equipment                                                                                       6,087
   Accrued expenses and provision for contingencies                                                             13,154
   Capitalized interest                                                                                          2,339
----------------------------------------------------------------------------------------------------------------------
                                                                                                                27,593
Deferred tax liabilities:
   Cumulative indexation differences                                                                            (7,192)
----------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                                         20,401
======================================================================================================================
Current portion                                                                                                 16,472
Long-term deferred income taxes                                                                                  3,929
----------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                                         20,401
======================================================================================================================


9.     Transactions with related parties

Up until the change of control of the Company on August 4, 1998, Empresa Brasileira de Telecomunicacoes S.A., a long-distance cellular telecommunications company, the predecessor companies and the other parties to the Telebras group were related to the Company. The Company has operating agreements with these companies for inter or intrastate long-distance, international telephone calls, automatic roaming and interconnection. The Company executed several service contracts with the predecessor companies to perform certain administrative tasks on the Company's behalf.

One of the Company's shareholders provides technical assistance and services to the Company. The consideration accrued by the Company for these services amounted to R$ 3,656 for 1998.

10.    Impairment of long-lived assets

During the fourth quarter of 1998, the Company recorded a write-down of certain of its analog transmission network equipment amounting to R$18,448.

In 1998, the Ministry of Communications granted to a newly formed consortium an additional license to provide enhanced services in the Company's concession area in the form of digital cellular services. The commercial operation of the consortium is expected to begin in 1999. The introduction of competition with digital capacity in the Company's market will result in an acceleration of its plan to replace its existing analog equipment with more modern digital equipment. As a result, the analog transmission network equipment will be removed before the end of its useful life due to the declining demand for analog services.

The amount of the write-down was established by comparing the fair value of the analog transmission equipment, established based on the expected future cash flow from the use of this equipment, discounted at a risk-adjusted rate, to the carrying amount of the impaired equipment.

11.    Pension plan and other post-retirement benefit plans

The Company, together with substantially all of the other companies in the former Telebras group, participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ["Sistel"], a minority shareholder.

Approximately 96% of the Company's employees are covered by these plans. The Company contributed and charged to expense R$1,677, R$2,152 and R$786 during 1996, 1997 and 1998, respectively, in respect of pension fund contributions. As a member of the multi-employer plans, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company.

The Company is contingently liable for the total unfunded projected benefit obligations [the "Obligations"] of the plans. As at December 31, 1998, these plans had Obligations amounting to R$3,091,802. There is insufficient information available to determine the Company's portion of these Obligations, as the allocation of the plan assets among the sponsors is not determinable at the moment. If the plans' assets were allocated to the sponsors on a pro rata basis based on their respective shares of the projected benefit obligations, the Company's portion of the Obligations would be approximately R$11,026.

The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purpose of calculating the funded status, were applied with effects from January 1, 1992, because it was not feasible to apply them from the effective date in the standard.

Beginning in 1998, the Company adopted the disclosure requirements of SFAS No. 132 "Employers' Disclosures About Pensions and Other Post-retirement Benefits" which revised and standardized employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

The change in plans assets and benefit obligation of the Sistel pension and other post-retirement benefit plans (health and life insurance) and the related actuarial assumptions are as follows:


Change in plan assets

                                                                Pension                            Other
                                                    --------------------------------- ---------------------------------
                                                         1997             1998             1997             1998
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year         3,430,600        3,897,000          76,600            96,141
Actual return on plan assets                             307,400         (199,000)          3,355            (6,285)
Sponsors' contributions                                  209,000          211,000          28,108            25,528
Plan participant's contributions                         114,000          120,000              --                --
Benefits paid                                           (142,000)        (192,000)        (10,240)          (14,198)
Administrative expenses                                  (22,000)         (25,000)         (1,682)           (1,948)
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year               3,897,000        3,812,000          96,141            99,238
========================================================================================================================


Change in benefit obligations

                                                              Pension                             Other
                                                 ---------------------------------- ----------------------------------
                                                      1997              1998             1997              1998
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year             6,637,000        7,258,000         1,170,230        1,471,187
Service cost                                          323,000          385,000            50,263           49,752
Interest cost                                         358,000          456,000            72,876           75,615
Actuarial (gains) losses                              104,000       (2,196,000)          189,740         (263,368)
Administrative expenses                               (22,000)         (25,000)           (1,682)          (1,948)
Benefits paid                                        (142,000)        (192,000)          (10,240)         (14,198)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                   7,258,000        5,686,000         1,471,187        1,317,040
======================================================================================================================


                                                                                                 1997             1998
----------------------------------------------------------------------------------------------------------------------
The weighted - average actuarial assumptions,  as determined by actuaries, were as follows
Discount rate for determining projected benefit obligations                                    6.00%           6.00%
Rate of increase in compensation levels                                                        3.25%           3.25%
Expected long-term rate of return on plan assets                                               6.00%          10.00%

The above rates exclude inflation.


Health care cost trend rates of increase were projected at annual rates, excluding inflation, ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase (decrease) in the assumed health care cost trend rates would increase (decrease) the accumulated post-retirement benefits obligation at December 31, 1997 and 1998 by R$237,063 and R$183,160, respectively. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

12.    Commitments
At December 31, 1998, the Company had capital expenditure commitments of R$9,906 expected to be incurred during 1999. These commitments relate to the continuing expansion and modernization of the network.

The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$1,133, R$1,809 and R$4,254 for the years ended December 31, 1996, 1997 and 1998, respectively.

Future minimum lease payments under noncancelable operating leases with an initial term of one year or more are as follows at December 31, 1998.

Year ending December 31,
-------------------------------------------------------------------------------

1999                                                                      2,985
2000                                                                      2,440
2001                                                                      1,457
2002                                                                      1,226
2003                                                                      1,008
-------------------------------------------------------------------------------
Total minimum payments                                                    9,116
-------------------------------------------------------------------------------

The Company's concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

13.    Contingencies

ICMS tax on monthly fees and additional services

The Company believes that the ICMS [Imposto sobre Circulacao de Mercadorias e Servicos], a state value-added tax, relates to telecommunications services, and therefore that the application of ICMS on monthly fees and additional services lacks legal support, as these do not constitute telecommunications services. During the fourth quarter of 1998, the Company filed an injunction with the State Treasury Department of each of the five states in which it operates and therefore stopped remitting to the state governments the ICMS on monthly fees and additional services. There can be no assurance that the Company will prevail in its proceedings and, as a result, a provision of R$ 3,389 was recorded in the accompanying consolidated financial statements.

ICMS tax on activation fees and other services

On June 19, 1998, the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services, which are supplementary to basic telecommunications services, lacks legal support. In addition, the Company believes that Telamazon, Telaima, Teleamapa, Telepara and Telma, the legal predecessors of the Company's subsidiaries, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998.

There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries lacks legal support. If the ICMS tax was applied retroactively to activation fees earned by the Subsidiaries since inception on January 5, 1998, it could have a negative impact of R$3,930 on the financial condition and results of operations of the Company for the year ended December 31, 1998. The Company does not believe it is probable that such taxes will be applied retroactively and therefore a provision of R$2,760 was recorded in the accompanying consolidated financial statements for the application of ICMS on activation fees from June 19, 1998 only.

Other litigation

The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which a provision of R$2,894 has been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

Potential litigation

The Company, Telamazon, Telaima, Teleamapa, Telepara, Telma and Telebras are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telamazon, Telaima, Teleamapa, Telepara, Telma prior to May 22, 1998, the date of the Spin-Off, except for those liabilities for which specific accounting provisions have been assigned to the subsidiaries, remains with Telamazon, Telaima, Teleamapa, Telepara, Telma. Any claims against Telamazon, Telaima, Teleamapa, Telepara, Telma and Telebras could result in claims against the Company to the extent that the subsidiaries received assets which might have been used to settle those claims had they not been spun-off. Under the terms of the breakup of Telebras, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims, for which Telebras and the Company are jointly and severally liable, and any liability for which specific accounting provisions have been assigned to the Company. Creditors of Telebras may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse effect on the Company are remote, and therefore no provision was made.


14.    Financial instruments

a.     Fair value of financial assets and liabilities

Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 1997 and 1998 presented below is based on pertinent information available to management as of those dates. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.


                                                    December 31,                           December 31,
                                             -------------------------             -------------------------
                                              1997               1997              1998                1998
                                              Book               Fair              Book                Fair
                                              value              value             value               value
Long-term debt
   Term loan                                 15,025             15,025             10,231               11,903
   Loans payables                             9,032              9,032             28,972               27,260
===============================================================================================================

The carrying value of cash, cash equivalents, trade receivables, other current assets, accounts payable and accrued liabilities are a reasonable estimate of their fair value because of the short maturities of such instruments. Interest rates that are currently available to the Company for issuance of debt with similar terms and maturities were used to estimate the fair value of long term debt.

b.     Concentration of risks

Credit risk with respect to trade receivables is diversified. The Company continually monitors the level of trade receivables and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

15.    Subsequent event

Brazilian Real devaluation

In January and February 1999, the Brazilian Real devalued against the US dollar. At December 31, 1998 the exchange rate to the US dollar was 1.2087 and as at February 10, 1999 was 1.9020, which represents a significant devaluation compared to December 31, 1998.

This devaluation will have an overall adverse effect on the Brazilian economy, increase the Company's liabilities denominated in foreign currency and their related interest expenses and increase the cost of imported equipment. The Company has certain unsettled liabilities that are denominated in US dollars.

Any foreign exchange losses will be recorded in the Company's results in the period in which the devaluation occurs.